[***] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, IS OMITTED BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) CUSTOMARILY AND ACTUALLY TREATED BY THE REGISTRANT AS PRIVATE OR CONFIDENTIAL.

**AGREEMENT FOR THE PROVISION OF A LOAN FACILITY
OF UP TO THE EURO EQUIVALENT OF CHF 50,000,000**

Dated 29 May 2024

Between

KREOS CAPITAL VII (UK) LIMITED, a company incorporated in England and Wales under registration number 13611522 whose registered office is at 25-28 Old Burlington Street, London W1S 3AN and ultimately owned by Blackrock, Inc. (the "**Lender**", which expression shall include its successors and assigns);

OCULIS HOLDING AG, a stock company (*Aktiengesellschaft*) incorporated in Switzerland and registered with the commercial register of the canton of Zug under registration number CHE-396.695.611 and registered office at **Bahnhofstrasse 7, 6300 Zug, Switzerland** (the "**Borrower**");

and

THE PARTIES listed in Schedule A hereto (the "**Original Guarantors**").

WHEREAS:

1. The Borrower wishes to borrow up to the Total Loan Facility (as defined below) and the Lender wishes to make the Total Loan Facility available to the Borrower on the terms of this loan agreement (this "**Loan Agreement**"); and

2. The Borrower hereby confirms that on or about the date of this Loan Agreement it (and it shall procure each Material Group Company) shall enter into the Initial Security and Guarantee Documents as security for the obligations of the Borrower and the Material Group Companies under the Loan Documents.

LOAN FACILITY TERMS:

Total Loan Facility	Up to the Euro Equivalent of CHF 50,000,000 to be drawn down as follows: (i) Euro Equivalent of CHF 20,000,000 ("**Loan 1**") to be drawn down prior to the date falling 12 Months after the date of this Loan Agreement; (ii) Euro Equivalent of CHF 20,000,000 ("**Loan 2**") to be drawn down prior to 30 June 2025, subject to satisfaction of the Loan 2 Conditions; and (iii) Euro Equivalent of CHF 10,000,000 ("**Loan 3**"), to be drawn down prior to 31 December 2025 subject to satisfaction of the Loan 3 Conditions. An additional loan facility of up to the Euro Equivalent of CHF 15,000,000 may be made available by the Lender to the Borrower if mutually agreed in writing by the Lender and the Borrower.
Expiry Date	Subject to Clause 4.4, in relation to the ability to drawdown a Tranche, in relation to: (i) Loan 1, the date falling 12 months from the date hereof; (ii) Loan 2, 30 June 2025; and (iii) Loan 3, 31 December 2025.
Advance Payment	In relation to each Tranche, the repayment amount (comprising principal and interest) for the last Month of the Loan Term as set out in the Repayment Schedule

Loan Term	In relation to Loan 1: the Loan 1 Interest Only Period followed by thirty (30) monthly payments of principal (excluding capitalised PIK Interest) and interest.
	In relation to Loan 2: the Loan 2 Interest Only Period followed by thirty (30) monthly payments of principal (excluding capitalised PIK Interest) and interest.
	In relation to Loan 3: the Loan 3 Interest Only Period followed by thirty (30) monthly payments of principal (excluding capitalised PIK Interest) and interest.
	If the Interest Only Period is extended in accordance with Clause 6.1.2 the final monthly repayment shall not be extended and the number of monthly amortisation payments shall be reduced accordingly after the extended Interest Only Period. All capitalised PIK Interest shall be paid on the final monthly repayment date in accordance with the Repayment Schedule.
Transaction Fee	In relation to Loan 1: 1.0% of Loan 1 (the "**Loan 1 Transaction Fee**") payable upon the date of this Loan Agreement.
	In relation to Loan 2: 0.25% of Loan 2 ("**First Loan 2 Transaction Fee**") payable upon Loan 2 becoming available for draw down and, upon the drawdown of the first Tranche under Loan 2, 1% of Loan 2 ("**Second Loan 2 Transaction Fee**"), payable by way of deduction from the amount advanced to the Borrower.
	In relation to Loan 3: 0.25% of Loan 3 ("**First Loan 3 Transaction Fee**") payable upon Loan 3 becoming available for draw down and, upon the drawdown of the first Tranche under Loan 3, 1% of Loan 3 ("**Second Loan 3 Transaction Fee**") payable by way of deduction from the amount advanced to the Borrower.
End of Loan Payments	In relation to each Tranche, 4.5% of the amount drawn down under the relevant Tranche.
Minimum Drawdown Amount	The Euro Equivalent of CHF [***]

1. **DEFINITIONS**

In this Loan Agreement, including the recitals set out above, unless otherwise defined:

1.1 "**Accession Deed**" means an accession deed in a form and substance satisfactory to the Lender executed by the Lender and a Group Company pursuant to which the Group Company accedes to this Loan Agreement as a Guarantor;

1.2 "**Advance Payment**" has the meaning given in Clause 6.3 and is in the amount set forth in the Loan Facility Terms;

1.3 "**Affiliate**" means, in relation to any person, (i) any other person directly or indirectly owned by or controlled by such person including subsidiaries; or (ii) in relation to the Lender only, any person that directly or indirectly owns or controls such person including holding companies;

1.4 "**Anti-Corruption Laws**" means the UK Bribery Act 2010, the US Foreign Corrupt Practices Act 1977 and/or any other applicable law or other similar legislation in other jurisdictions which prohibits the conferring of any gift, payment, or other benefit in each case as amended, re-enacted, consolidated or replaced;

1.5 "**Anti-Money Laundering Laws**" means any and all laws applicable to the Borrower or any other Group Company from time to time concerning or relating to terrorism financing or money laundering;

1.6 "**Applicable Interest Rate**" has the meaning given in Clause 7.2;

1.7 "**Assignee**" has the meaning given in Clause 17.5;

1.8 "**Business Day**" means any day on which banks are generally open for business in London and Zug other than a Saturday or Sunday;

1.9 "**Cash**" means at any time, cash in hand or at bank and (in the latter case) credited to an account in the name of an Obligor and to which that Obligor is alone beneficially entitled but for the avoidance of doubt excludes customer deposits;

1.10 "**Cash Equivalents**" means:

(a) marketable direct obligations issued or guaranteed by the United States, United Kingdom, Switzerland, any Participating Member State or member state of the European Economic Area or by an instrumentality or agency of them with an equivalent credit rating having maturities of not more than one (1) year from the date of acquisition;

(b) commercial paper maturing no more than 1 year after its creation and having a rating of at least:

(i) BBB+ from Standard & Poor's Ratings Group; or

(ii) A3 from Moody's Investors Service, Inc.; and

(c) money market funds the assets of which constitute investments of the kinds described in paragraphs (a) through (b) of this definition;

1.11 "**Cash Interest**" has the meaning as given in Clause 7.2;

1.12 "**Change of Control**" means any person or group of persons (other than a Pre-Agreed Purchaser) acting in concert gains direct or indirect control of the Borrower. For the purposes of this definition:

(i) "control" of the Borrower means:

(A) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(x) cast, or control the casting of, more than [***]% of the maximum number of votes that might be cast at a general meeting of the Borrower;

(y) appoint or remove all, or the majority, of the directors or other equivalent officers of the Borrower; or

(z) give directions with respect to the operating and financial policies of the Borrower with which the directors or other equivalent officers of the Borrower are obliged to comply; or

(B) the holding beneficially of more than [***]% of the issued share capital of the Borrower (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

(ii) "acting in concert" means, a group of persons who, pursuant to an agreement or

understanding (whether formal or informal), actively co-operate, through the acquisition of shares in the Borrower by any of them, either directly or indirectly, to obtain or consolidate control of the Borrower.

1.13 "**Charged Assets**" means the assets and undertaking of a Group Company charged or secured or to be charged or secured to the Lender from time to time pursuant to the Security Documents;

1.14 "**CO**" means the Swiss Federal Code of Obligations of 30 March 1911, as amended;

1.15 "**Confidential Information**" means all information relating to any Group Company, the Loan Documents or a Loan of which the Lender becomes aware or which the Lender receives in its capacity as the Lender from any member of the Group or any of its advisers in whatever form but excludes information that: (i) is or becomes public information other than as a direct or indirect result of any breach by the Lender of this Loan Agreement; (ii) is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or (iii) is known by the Lender before the date the information is disclosed to it or is lawfully obtained by the Lender after that date, from a source which is, as far as the Lender is aware, unconnected with the Group and which, in either case, as far as the Lender is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality;

1.16 "**Contractual Currency**" has the meaning given to it in Clause 6.2;

1.17 "**DEBA**" means the Swiss Federal Debt Enforcement and Bankruptcy Act of 11 April 1889 (*Bundesgesetz über Schuldbetreibung und Konkurs*), as amended;

1.18 "**Default**" means an Event of Default or any event or circumstance specified in Clause 9 which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Loan Documents or any combination of the foregoing) be an Event of Default;

1.19 "**Designated Jurisdiction**" means, at any time, any country, region or territory which is itself the subject or target of any Sanctions (which shall include, without limitation, as at the date of this Loan Agreement Cuba, Iran, North Korea, Sudan, Syria, the Crimea region of Ukraine, the so-called Donetsk People's Republic and Luhansk People's Republic) broadly restricting or prohibiting dealings in or involving such country or territory;

1.20 "**Disposal**" has the meaning given to it in Clause 9.1.29;

1.21 "**Distressed Fund**" means a fund which is engaged in purchasing debt for the purpose of actively managing that debt holding to obtain ownership of equity in the relevant borrower(s), control of the relevant borrower(s) and/or to exploit holdout or blocking positions in the relevant borrower(s);

1.22 "**Drawdown**" means the drawdown of a Tranche;

1.23 "**Drawdown Account**" means the bank account of the Borrower specified in a relevant Drawdown Notice;

1.24 "**Drawdown Date**" means, subject to Clauses 3.2.1 and 4.2.2, the date specified by the Borrower in the relevant Drawdown Notice or as may be otherwise agreed in writing by the Borrower and the Lender;

1.25 "**Drawdown Notice**" means a drawdown notice served in accordance with Clause 4.2 in substantially the form attached to this Loan Agreement as Schedule B (as may be amended with the prior written consent of the Lender);

1.26 "**End of Loan Payment**" means the End of Loan Payment in the amount set forth in the Loan Facility Terms;

1.27 "**E**nvironmental **Law**" means any applicable law or regulation which relates to the pollution of protection of the environment, the conditions of the workplace or the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the environment including, without limitation, any waste;

1.28 "**Equity Financing**" means a fundraising by the Borrower (or any Group Company) through the issue of shares, loan stock or other similar securities or instruments (including securities or instruments convertible into, or carrying the right to subscribe for, shares);

1.29 "**Euro Equivalent**" means with respect to an amount denominated in a currency other than Euro, at any time of determination (which in respect of a Drawdown Notice shall be the date of submission of such Drawdown Notice) the amount of Euro obtained by converting such amount into Euro at the spot rate for the purchase of Euro with such currency as published by Bloomberg (or, if such information is no longer available on Bloomberg, such other source as may be determined by the Lender (acting reasonably));

1.30 "**Event of Default**" means any of the events or circumstances described in Clause 11;

1.31 "**Expiry Date**" means the relevant date(s) in relation to the ability to draw down a Tranche set forth in the Loan Facility Terms;

1.32 "**Finance Lease**" means finance or capital leases, a liability under which would, in accordance with generally accepted accounting principles in the United States and/or under IFRS, be treated as a balance sheet liability;

1.33 "**Financial Indebtedness**" means (i) monies borrowed and debit balances at banks or other financial institutions; (ii) Finance Leases; (iii) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis); (iv) other transactions or arrangements having the commercial effect of borrowing; (v) the marked to market value of derivative transactions entered into in connection with protection against or benefit from fluctuation in any rate or price; (vi) counter-indemnity obligations in respect of guarantees or other instruments issued by a bank or financial institution; (vii) any acceptance under any acceptance credit or bill discounting facility, (viii) any amount of any liability under an advance or deferred purchase agreement if the primary reason is to raise finance or to finance an acquisition or construction of the asset or service in question or the agreement is in respect of the supply of assets or services and payment is due more than [***]after the date of supply (ix) any amount raised by the issue of shares which are redeemable (other than at the option of the issuer) before the expiry of the Loan Term and (x) liabilities under guarantees or indemnities for any of the obligations referred to in items (i) to (ix);

1.34 "**Financial Statements**" means, in relation to the Borrower, the audited consolidated financial statements of the Group for the period ended 31 December;

1.35 "**Group**" means the Borrower and its direct and indirect subsidiaries (if any) and "**Group Company**" means any member of the Group;

1.36 "**Guarantors**" means the Original Guarantors and each Group Company that accedes to this Loan Agreement as a Guarantor pursuant to an Accession Deed;

1.37 "**Guidelines**" means, together, the guidelines S-02.123 in relation to interbank loans of 22 September 1986 as issued by the Swiss Federal Tax Administration (*Merkblatt S-02.123 vom 22. September 1986 Verrechnungssteuer auf Zinsen von Bankguthaben, deren Gläubiger Banken sind (Interbankguthaben)*), S-02.130.1 in relation to money market instruments and accounts receivable of April 1999 (*Merkblatt S-02.130.1 vom April 1999 "Geldmarktpapiere und Buchforderungen inländischer Schuldner"*), the circular letter No. 15 (1-015-DVS-2017) of 3 October 2017 in relation to bonds and derivative financial instruments as subject matter of taxation of Swiss federal income tax, Swiss withholding tax and Swiss stamp taxes (*Kreisschreiben Nr. 15 "Obligationen und derivative Finanzinstrumente als Gegenstand der direkten Bundessteuer, der Verrechnungssteuer sowie der Stempelabgaben" vom 3. Oktober 2017*) and the circular letter No. 34 of 26 July 2011 (1-034-V-2011) in relation to customer credit balances (*Kreisschreiben Nr. 34 "Kundenguthaben" vom 26. Juli 2011*) and the practice note 010-DVS-2019 dated 5 February 2019 published by the Swiss Federal Tax Administration regarding Swiss Withholding Tax in the Group (*Mitteilung-*

010-DVS-2019 vom 5. Februar 2019 - Verrechnungssteuer: Guthaben im Konzern), the circular letter No. 46 of 24 July 2019 (1-046-VS-2019) in relation to syndicated credit facilities, promissory note loans, bills of exchange and subparticipations (*Kreisschreiben Nr. 46 "Steuerliche Behandlung von Konsortialdarlehen, Schuldscheindarlehen, Wechseln und Unterbeteiligungen" vom 24. Juli 2019*) and the circular letter No. 47 of 25 July 2019 (1-047-V-2019) in relation to bonds (*Kreisschreiben Nr. 47 "Obligationen" vom 25. Juli 2019*) as issued, and as amended or replaced from time to time by the Swiss Federal Tax Administration, or as applied in accordance with a tax ruling (if any) issued by the Swiss Federal Tax Administration, or as substituted or superseded and overruled by any law, statute, ordinance, regulation, court decision or the like as in force from time to time;

1.38 "**Increased Cost**" means:

(i) a reduction in the rate of return from the Loan Facility or on the Lender's overall capital;

(ii) an additional or increased cost; or

(iii) a reduction of any amount due and payable under any Loan Document,

which is incurred or suffered by the Lender or any of its Affiliates to the extent that it is attributable to the Lender having entered into any Loan or funding or performing its obligations under any Loan Document;

1.39 "**Initial Security and Guarantee Documents**" means the documents listed in Schedule C and dated on or about the date of this Loan Agreement;

1.40 "**Intellectual Property**" means copyrights and related rights (including, without limitation, rights in computer software), patents, supplementary protection certificates, utility models, trade marks, trade names, service marks, domain name registrations, registered and unregistered rights in designs, database rights, semi-conductor topography rights, plant variety rights, rights protectable by the law of passing off or by laws against unfair competition, rights in undisclosed or confidential information (such as know how, trade secrets and inventions (whether patentable or not)), and other similar intellectual property rights (whether registered or not) and applications for such rights as may exist anywhere in the world;

1.41 "**Interest Only Period**" means the Loan 1 Interest Only Period, the Loan 2 Interest Only Period and the Loan 3 Interest Only Period (as applicable);

1.42 "**Interim Payment**" means the payment in respect of the period from each Drawdown Date (where the Drawdown Date is not the first day of a calendar month) to the First

Monthly Repayment Date being the amount of interest accruing at the Applicable Interest Rate on the amount drawn down for the period from the and including the Drawdown Date to the First Monthly Repayment Date;

1.43 "**Inventory**" means present and future inventory in which an Obligor has any interest, including, without limitation, merchandise, stock in trade, raw materials, parts, supplies, packing and shipping materials, work in process and finished products intended for sale or lease or to be furnished under a contract of service, of every kind and description from time to time owned by or in the custody or possession, actual or constructive, of an Obligor, including inventory temporarily out of its custody or possession or in transit and including returns on any accounts or other proceeds (including insurance proceeds) from the sale or disposition of any of the foregoing and any documents of title;

1.44 "**Investment**" means any investment whether by way of loan, equity participation or otherwise howsoever by any person in another person;

1.45 "**Joint Venture**" means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity;

1.46 "**Legal Reservations**" means:

(a) the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b) the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c) the principle that in certain circumstances any Security Interest expressed to be granted by way of fixed charge may be re-characterised as a floating charge or any Security Interest expressed to be granted by way of assignment or assignation may be re-characterised as a charge;

(d) the principle that the creation or purported creation of Security Interests over any contract or agreement which is subject to a prohibition against transfer, assignment, assignation or charging may be void, ineffective or invalid and may give rise to a breach entitling the contracting party to terminate or take other action in relation to such contract or agreement;

(e) that a court may refuse to give effect to a purported contractual obligation to pay costs imposed upon another party in respect of the costs of any unsuccessful litigation brought against that party or may not award by way of costs all of the expenditure incurred by a successful litigant in proceedings brought before that court;

(f)   in relation to any Security Interest created under a Security Document on the date of this Loan Agreement, the principle that the legality, validity, binding nature or enforcement of any Security Interest under a Security Document which is not governed by the laws of the jurisdiction where the asset or assets purported to be secured under that Security Document are situated may be flawed;

(g)   the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant; and

(h)   similar principles, rights and defences under the laws of any relevant jurisdiction;

1.47   "**Limitation Acts**" means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984;

1.48   "**Loan**" means any loan to be made in accordance with the terms of this Loan Agreement;

1.49   "**Loan 1 Interest Only Period**" means period from the relevant Drawdown Date of the relevant Tranche under Loan 1 and ending on the earlier of (i) the date falling eighteen (18) Months after the relevant Drawdown Date of that Tranche and (ii) 31 December 2025, subject to extension in accordance with clause 6.1.2;

1.50   "**Loan 2 Conditions**" means (i) [***], and (ii) any of the below milestones being achieved to the reasonable satisfaction of the Lender:

(a)   [***];

(b)   [***]; or

(c)   [***]; and

(iii)   Loan 1 being drawn in full;

1.51   "**Loan 2 Interest Only Period**" means period from the relevant Drawdown Date of the relevant Loan under Loan 2 and ending on the later of (i) the date falling twelve (12) Months after the relevant Drawdown Date of that Tranche and (ii) 31 December 2025, subject to extension in accordance with clause 5.1.2;

1.52   "**Loan 3 Conditions**" means (i) [***] and (ii) Loan 2 has been fully drawn or will be drawn in full concurrently with drawdown of the first Tranche under Loan 3;

1.53   "**Loan 3 Interest Only Period**" means period from the relevant Drawdown Date of the relevant Loan under Loan 3 and ending on the later of (i) the date falling six (6) Months after the relevant Drawdown Date of

that Loan and (ii) 31 December 2025, subject to extension in accordance with clause 6.1.2;

1.54   "**Loan Documents**" means collectively this Loan Agreement, the Security Documents, the Subordination Agreement and any other agreement designated as a "Loan Document" by the Lender and the Borrower;

1.55   "**Loan Facility**" means the loan facility set out in this Loan Agreement;

1.56   "**Loan Facility Terms**" means the certain terms applicable to the Loan Facility as set forth under the heading Loan Facility Terms at the beginning of this Loan Agreement;

1.57   "**Loan Term**" means with respect to each Tranche, the period set forth in the Loan Facility Terms (or such other period as may be agreed by the Lender and the Borrower in writing);

1.58   "**LTV**" means the ratio expressed as a percentage of all outstanding Financial Indebtedness (including the principal amount of any proposed Tranche to be drawn under the relevant Drawdown Notice) of the Group to the market capitalisation of the Borrower calculated by reference to NASDAQ:OCS;

1.59   "**Mandatory Prepayment Event**" means the occurrence of (i) a Change of Control, (ii) a sale of all or any material part of the Group's property, assets or undertaking by one or a series of transactions, whether related or not and whether at one time or over a period of time or (iii) the exclusive license of (x) all or a material portion of the Group's Intellectual Property or (y) [***].

1.60   "**Material Adverse Change**" means, (i) a material adverse change in the business, operations or financial condition (financial or otherwise) of the Group taken as a whole; (ii) a material adverse change in the ability of an Obligor to perform its material obligations under the Loan Documents; or (iii) subject to the Legal Reservations and the Perfection Requirements, a material adverse effect on the validity, legality and enforceability of any Loan Document, or the effectiveness or ranking of the Lender's Security Interests or the rights or remedies of the Lender under any of the Loan Documents;

1.61   "**Material Group Company**" means:

(a)   the Borrower;

(b)   any Obligor;

(c)   any Group Company holding material IP;

(d)   any Group Company that holds assets in excess of [***]% of the consolidated total assets (calculated in accordance with IFRS or US GAAP) of the Group;

(e)   to the extent that the Group has positive consolidated EBITDA, any Group Company that has EBITDA in excess of [***]% of the consolidated EBITDA of the Group; and

(f)   any other Group Company as necessary to ensure that all Material Group Companies hold at least [***]% of the consolidated total assets (calculated in accordance with IFRS or US GAAP) of the Group and to the extent that the Group has positive consolidated EBITDA, have at least [***]% of the consolidated EBITDA of the Group;

1.62   **"Minimum Drawdown Amount"** means the minimum amount permitted to be drawn down in each Tranche and is the amount set forth in the Loan Facility Terms;

1.63   "**Month**" means, in relation to any period for the accrual of commission or fees, a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month;

1.64   "**Monthly Repayment Date**" means the first day of a calendar month, and "**First Monthly Repayment Date**" shall mean the first Monthly Repayment Date being either (i) the first Drawdown Date (where the Drawdown Date is the first day of a calendar month); or (ii) the first day of the next calendar month following the first Drawdown Date (where the first Drawdown Date is not the first day of a calendar month);

1.65   "**Obligor**" means the Borrower, each Guarantor and each Group Company that has provided a guarantee and/or Security Interest in relation to this Loan Agreement;

1.66   "**OCS-01**" is a topical eye drop investigational drug for diabetic macular edema (DME) and for the treatment of inflammation and pain following cataract surgery;

1.67   "**OCS-02**" is a topical biologic anti-TNFα eye drop investigational drug for dry eye disease (DED) and for non-infectious anterior uveitis;

1.68   "**OCS-05**" is a neuroprotective investigational drug for acute optic neuritis (AON);

1.69   "**Party**" means a party to this Loan Agreement;

1.70   **"Perfection Requirements"** means the making or procuring of appropriate registrations, filings, endorsements, notarisations, intimations, stamping and/or notifications of the Security Documents and/or the Security Interests expressed to be created under the Security Documents determined by the legal advisers to the Lender to be necessary in any relevant jurisdiction for the enforceability or production in evidence of the relevant Security Document;

1.71   "**Permitted Acquisitions**" means

(a)   [***];

(b)   the incorporation of a new company which on incorporation becomes a member of the Group, but only if:

(i) that company is incorporated in in Switzerland, the European Union, the European Economic Area, the United Kingdom or the United States of America with limited liability; and

(ii) if the shares in the company are owned by a Material Group Company or an Obligor, Security over the shares of that company, in form and substance satisfactory to the Lender is created in favour of the Lender within [***] of the date of its incorporation;

(c)   an acquisition, for cash consideration and fair market value, of (x) all of the issued share capital of a limited liability company or (y) (if the acquisition is made by a limited liability company whose sole purpose is to make the acquisition) a business or undertaking carried on as a going concern, but only if:

(i)   the Borrower provides the Lender with notice of the proposed acquisition, including details of the target company and/or business or undertaking, no less than [***] prior to the proposed acquisition together with such other information regarding target company and/or business that the Lender may reasonably request;

(ii)   the Borrower provides to the Lender copies of all sale and purchase documentation relating to the proposed acquisition together with copies of all due diligence reports relating to the proposed target company and/or the business or undertaking and its assets;

(iii)   such acquisition is approved by the board of directors of the Borrower;

(iv)   no Event of Default is continuing on the closing date for the acquisition or would occur as a result of the acquisition;

(v)   the acquired company, business or undertaking is (i) incorporated or established, and carries its principal business in Switzerland, the European Union, the European Economic Area, the United Kingdom or the United States of America, and (ii) engaged in a business substantially similar or complimentary to that carried on by the Group;

(vi)   the acquired company, business or undertaking does not carry on any business in any jurisdiction that is subject to Sanctions;

(vii)   the acquired company, business or undertaking has [***];

(viii)   the acquired company, business or undertaking does not have any contingent of off balance sheet liabilities save to the extent that such contingent off balance sheet liabilities are not projected to have [***] and [***];

(ix) the consideration (excluding any shares in the company or any other member of the Group given as consideration to the vendor but including deferred consideration, associated costs and expenses) for the acquisition and any Financial Indebtedness or other assumed actual or contingent liability, in each case remaining in the acquired company (or any such business) at the date of acquisition (the "**Consideration**") does not exceed [***] or its equivalent in other currencies; and

(x) the Consideration (when aggregated with the Consideration for any other Permitted Acquisition and any Financial Indebtedness or other assumed actual or contingent liability, in each case remaining in any such acquired companies or businesses at the time of acquisition) does not in the lifetime of this Loan Agreement exceed in aggregate [***] or its equivalent in other currencies;

1.72 "**Permitted Disposal**" means a Disposal on arm's length terms:

(a) of Cash, Cash Equivalents and Inventory in the ordinary course of business (including for the avoidance of doubt, any disposal of cash to a member of the Group that is not an Obligor provided that such Disposal would not result in clause 9.1.34 being breached);

(b) as permitted under clause 9;

(c) a licence of Intellectual Property made on arm's length commercial terms in the ordinary course of business provided that such licence is not exclusive and limited to a specific territory only;

(d) of assets (other than Intellectual Property) in exchange for other assets comparable or superior as to type, value and quality (other than an exchange of a non-cash asset for cash) in each case, on arm's length terms;

(e) of worn out or obsolete equipment;

(f) by one Obligor to another Obligor with prior written notice to the Lender and provided that where the relevant asset is subject to a Security Interest granted by the disposing Obligor it is subject to an equivalent Security Interest granted by the acquiring Obligor; and

(g) arising as a result of any Permitted Security Interests and Permitted Investments;

1.73 "**Permitted Financial Indebtedness**" means:

(a) the Financial Indebtedness created under the Loan Documents;

(b) Financial Indebtedness between Obligors or between an Obligor and any of its Subsidiaries as permitted under clause 9;

(c) Financial Indebtedness of a member of the Group to another member of the Group arising as a result of any Permitted Loan;

(d) Subordinated Debt;

(e) Financial Indebtedness under any credit card facility provided to the Group provided the aggregate amount of Financial Indebtedness outstanding thereunder at any time shall not exceed €[***] prior to [***], €[***] or its equivalent in other currencies;

(f) unsecured Financial Indebtedness to trade creditors incurred in the ordinary course of business; and

(g) Financial Indebtedness incurred with the prior written consent of the Lender;

1.74 "**Permitted Investments**" means:

(a) under any Permitted Acquisition;

(b) an Investment by an Obligor in Cash Equivalents;

(c) Investments of any Obligor in the ownership of share capital in any Group Company;

(d) any Investment to the extent permitted under clause 9; and

(e) any Investment to which the Lender has given its prior written consent.

"**Permitted Loans**" means:

(a) any trade credit extended by any member of the Group to its customers on normal commercial terms and in the ordinary course of its trading activities;

(b) any loan arising as a result of a Permitted Investment;

(c) any loan to the extent permitted under clause 9:

(d) by an Obligor to another Obligor (subject at all times to the restrictions set out in clause 9);

(e) by an Obligor to a member of the Group that is not an Obligor provided that such loan would not result in clause 9.1.34 being breached; and

(f) any loan to which the Lender has given its prior written consent.

1.75 "**Permitted Security Interests**" means:

(a) any Security Interest given or purported to be given pursuant to the Security Documents;

(b) any Security Interest arising by operation of law and in the ordinary course of business not as a result of any default or omission by a member of the Group;

(d) Security Interests for taxes, fees, assessment or other government charges or levies, either not delinquent or overdue or being contested in good faith by appropriate proceedings and for which adequate reserves are maintained on the books of the relevant member of the Group;

(e) any Security Interest arising under any retention of title, hire purchase or conditional sale arrangements or agreements having similar effect in respect of goods supplied to a member of the Group in the ordinary course of business on the supplier's standard or usual terms and not arising as a result of any default or omission by a member of the Group;

(f) Security Interests arising under general business conditions for the provision of general banking or security services or as otherwise required by the relevant bank or institution under its standard terms and conditions for operation of the relevant account or facilities provided the relevant facilities constitute Financial Indebtedness which is permitted under the Loan Documents;

(g) any Security Interest over or in the form of rental deposits or related to lease agreements entered into in the ordinary course of business;

and

(i) any Security Interest granted with the prior written consent of the Lender;

1.76 [***];

1.77 [***];

1.78 "**PIK Interest**" has the meaning as given in Clause 7.2;

1.79 [***];

1.80 "**Pre-Agreed Purchasers**" means [***] provided that each such entity is not a Sanctioned Person or subject to Sanctions and there is no impact on the Borrower's ability to pay scheduled interest and principal payments under this Loan Agreement following the acquisition (in the reasonable opinion of the Lender);

1.81 "**Pre-Agreed Restricted Purchasers**" means [***] provided that (x) each such entity is not a Sanctioned Person or subject to Sanctions, (y) there is no impact on the Borrower's ability to pay scheduled interest and principal payments under this Loan Agreement following the acquisition (in the reasonable opinion of the Lender) and (z) [***];

1.82 "**Product**" means each of OCS-01, OCS-02 and OCS-05;

1.83 [***];

1.84 [***];

1.84.1 "**Related Fund**" in relation to a fund or account (the "**first fund**"), means: (i) a fund or account which is managed or advised by the same investment manager or investment adviser as the first fund; or (ii) if it is managed by a different investment manager or investment adviser, a fund or account whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund; or (iii) that investment manager or investment adviser itself, and in respect of the Lender shall include funds and accounts under management or advised by BlackRock Investment Management (UK) Limited – Private Debt – EMEA Venture and Growth Lending Group and its Affiliates and Alternative Investment Fund Managers of the Lender;

1.85 "**Repayment Schedule**" has the meaning given in Clause 6.1.1;

1.86 "**Repeating Representations**" means each of the representations set out in Clause 8.1.1 to 8.1.9, 8.1.12, 8.1.13, 8.1.14, 8.1.15, 8.1.18, 8.1.19, 8.1.33, 8.1.34, 8.1.35, 8.1.36 and 8.1.37.

1.87 "**Representative**" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian;

1.88 "**Sanctioned Person**" means, at any time, any person, organisation or vessel that is: (i) listed on a Sanctions List; (ii) a government of a Designated Jurisdiction; (iii) an agency or instrumentality of, or an entity directly or indirectly owned or controlled by, a government of a Designated Jurisdiction; (iv) located, organised, operating from, incorporated or resident in a Designated Jurisdiction; (v) any person owned or controlled by any such person or persons described in (i) - (iv) above; or (vi) otherwise a target of any Sanctions, or is acting on behalf of any of the persons listed in paragraphs (i) - (v) above, for the purposes of evading or avoiding, or having the intended effect of or intending to evade or avoid, or facilitating the evasion or avoidance of, any Sanctions;

1.89 "**Sanctions**" means all economic or financial sanctions, regulations, sectoral sanctions, secondary sanctions, trade embargoes or other restrictive measures enacted, implemented, imposed, administered or enforced from time to time by any Sanctions Authority;

1.90 "**Sanctions Authority**" means any agency or person which is duly appointed, empowered or authorised to enact, administer, implement and/or enforce Sanctions, including (without limitation): (i) the United Nations Security Council; (ii) the European Union or any of its member states; (iii) the United States government, including the United States Department of the Treasury (including the Office of Foreign Assets Control), the United States Department of

State and the United States Department of Commerce; (iv) the United Kingdom government, including HM Treasury, the Foreign, Commonwealth and Development Office and the Department for Business, Energy & Industrial Strategy; and (v) Switzerland, including the State Secretariat for Economic Affairs of Switzerland (SECO) and the Swiss Directorate of International Law (DIL), including, in each case, any successor, replacement or other governmental institution or agency of the foregoing;

1.91 "**Sanctions List**" means the "Specially Designated Nationals and Blocked Persons" list issued by OFAC, the EU Consolidated List of Financial Sanctions Targets, the Consolidated List of Financial Sanctions Targets issued by HM Treasury, or any similar list issued or maintained and made public by any Sanctions Authority each as amended, supplemented and/or substituted from time to time;

1.92 "**Security Documents**" means the Initial Security Documents, and any other applicable document, in the agreed form, evidencing the guarantees provided and security over assets of the Borrower (or any Group Company), or any document entered into by the Borrower (or any Group Company) creating a Security Interest, guarantee and/or indemnity in favour of the Lender or otherwise designated as a Security Document by the Borrower and the Lender;

1.93 "**Security Interest**" means any mortgage, charge (whether fixed or floating, legal or equitable), pledge, lien, hypothecation, assignment by way of security or otherwise, retention of title or encumbrance, any other type of security interest or preferential arrangement having a similar effect to any of the foregoing or in the nature of security of any kind whatsoever and in any jurisdiction;

1.94 "**Security Period**" means the period commencing on the date of this Loan Agreement and ending on the date upon which the Borrower shall have indefeasibly performed all its obligations (including making all payments) under the Loan Documents and no amounts are capable of being drawn under the Loan Facility;

1.95 "**Subordinated Debt**" means Financial Indebtedness incurred by any Obligor which is subordinated pursuant to the terms of the Subordination Agreement;

1.96 "**Subordination Agreement**" means the English law governed subordination agreement dated on or about the date of this Loan Agreement between amongst others, the Lender and the Borrower;

1.97 "**Swiss Guarantor**" means any Guarantor incorporated or established under the laws of Switzerland and/or qualifying as a Swiss resident pursuant to article 9 of the Swiss Withholding Tax Act;

1.98 "**Swiss Obligor**" means any Obligor incorporated or established under the laws of Switzerland and/or qualifying as a Swiss resident pursuant to article 9 of the Swiss Withholding Tax Act;

1.99 "**Swiss Federal Tax Administration**" means the tax authorities referred to in article 34 of the Swiss Withholding Tax Act.

1.100 "**Swiss Non-Bank Rules**" means, together, the Swiss Ten Non-Bank Rule and the Swiss Twenty Non-Bank Rule;

1.101 "**Swiss Non-Qualifying Bank**" means any person which does not qualify as a Swiss Qualifying Bank;

1.102 "**Swiss Qualifying Bank**" means a financial institution acting on its own account which (i) qualifies as a bank pursuant to the banking laws in force in its country of incorporation, or with respect to a branch, pursuant to the banking laws in force in the jurisdiction where such branch is situated, (ii) carries on a true banking activity in such jurisdiction as its main purpose, and (iii) has personnel, premises, communication devices and decision-making authority of its own, in each case in accordance with the meaning of the Guidelines or legislation or explanatory notes addressing the same issues which are in force at such time;

1.103 "**Swiss Ten Non-Bank Rule**" means the rule that the aggregate number of creditors (within the meaning of the Guidelines) under this Loan Agreement which are Swiss Non-Qualifying Banks must not exceed ten (10);

1.104 "**Swiss Twenty Non-Bank Rule**" means the rule that (without duplication) the aggregate number of creditors (including the Lender), other than Swiss Qualifying Banks, of the Borrower under all outstanding debts relevant for classification as debenture (*Kassenobligation*) must not at any time exceed twenty, all in accordance with the Guidelines or legislation or explanatory notes addressing the same issues which are in force at such time;

1.105 "**Swiss Withholding Tax**" means taxes imposed under the Swiss Withholding Tax Act;

1.106 "**Swiss Withholding Tax Act**" means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (*Bundesgesetz über die Verrechnungssteuer*), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time;

1.107 "**Taxes**" means all present and future income, value added and other taxes, levies, imposts, duties, deductions, charges and withholdings in the nature of taxes (other than taxes on the profits of the Lender) whatsoever together with interest thereon and penalties with respect thereto made on or in respect thereof and "**Tax**" shall be construed accordingly;

1.108 "**Total Loan Facility**" means the amount set forth in the Loan Facility Terms;

1.109 "**Tranche**" means an amount drawn down out of the Total Loan Facility pursuant to this Loan Agreement;

1.110 "**Transaction Fee**" means the amount set forth in the Loan Facility Terms;

1.111 "**Unpaid Sum**" means any sum due and payable but unpaid by any Group Company under any Loan Document;

1.112 "**VAT**" means:

(i) any value added tax imposed by the Value Added Tax Act 1994;

(ii) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(iii) any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (i) or (ii) above, or imposed elsewhere; and

1.113 "**Warrant Instrument**" means a warrant instrument, in the agreed form, pursuant to which warrants over shares in the Borrower are to be issued by the Borrower to Kreos Capital VII Aggregator SCSp on the date of this Loan Agreement.

2. SWISS TERMS

2.1 In this Loan Agreement, where it relates to a Swiss entity incorporated or established under the laws of Switzerland, a reference to a "winding-up", "administration", "dissolution" includes:

(i) a filing by the Company for the declaration of bankruptcy (*Antrag auf Konkurseröffnung*) or a formal declaration of bankruptcy (*Konkurseröffnung*) within the meaning of the Swiss Federal Act on Debt Enforcement and Bankruptcy (*Bundesgesetz über Schuldbetreibung und Konkurs*) or following a filing by a third party for a formal declaration of bankruptcy (*Konkurseröffnung*) within the meaning of the Swiss Federal Act on Debt Enforcement and Bankruptcy (*Bundesgesetz über Schuldbetreibung und Konkurs*) as a result of a filing of a third party;

(ii) the filing by the Company for a request for a moratorium (*Gesuch um Nachlasstundung*) or a grant of a moratorium (*Nachlassstundung*) within the meaning of the DEBA or following a filing by a third party for a grant of a moratorium (*Nachlassstundung*) within the meaning of the DEBA as a result of a filing of a third party;

(iii) its dissolution or liquidation; and

(iv) the occurrence of a filing to the court in connection with its over-indebtedness pursuant to para 3 of Art. 725b CO.

3. INTERPRETATION

3.1 In this Loan Agreement (unless the context requires otherwise) any reference to:

3.1.1 any law or legislative provision includes a reference to any subordinate legislation made under that law or legislative provision before the date of this Loan Agreement, to any modification, re-enactment or extension of that law or legislative provision made before that date and to any former law or legislative provision which it consolidated or re-enacted before that date;

3.1.2 any gender includes a reference to other genders and the singular includes a reference to the plural and vice versa;

3.1.3 a Clause or Schedule is to a clause or schedule (as the case may be) of or to this Loan Agreement;

3.1.4 a "person" shall be construed as including a reference to an individual, firm, company, corporation, partnership, unincorporated body of persons or any country (or state thereof or any agency thereof);

3.1.5 an "amendment" includes a supplement, novation or re-enactment in writing and "amended" is to be construed accordingly;

3.1.6 "assets" includes present and future properties, undertakings, revenues, rights and benefits of every description;

3.1.7 an "authorisation" includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration and notarisation;

3.1.8 a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, inter-governmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

3.1.9 "control" shall bear the meaning set out in sections 450 and 451 of the Corporation Tax Act 2010 and "controlling interest" shall be construed accordingly;

3.1.10 "holding company" means, in relation to a person, any other person in respect of which it is a subsidiary;

3.1.11 "subsidiary" means a subsidiary company within the meaning of section 1159 of the Companies Act 2006;

3.1.12 this Loan Agreement (or to any specified provision of this Loan Agreement), any other document or a provision of any other document, shall be construed as a reference to this Loan Agreement, that document or a provision of that document as in force for the time being and as amended in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties and (where such consent is, by the terms of this Loan Agreement or the relevant document, required to be obtained as a condition to such amendment being permitted) the prior written consent of the Lender;

3.1.13 "other" and "otherwise" are not to be construed ejusdem generis with any foregoing words where a wider construction is possible and "include" and "including", "in particular", "for example" or any similar expression are to be construed as being by way of illustration or emphasis only and are not to be construed as, nor shall they take effect as, limiting the generality of any foregoing words;

3.1.14 a document being in "agreed form" is a document which is previously agreed in writing by or on behalf of the Lender, if not so agreed, is in the form specified by the Lender;

3.1.15 "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent; and

3.1.16 "€" or "Euro" is the official currency of the European Union.

3.1.17 "CHF" is the official currency of Switzerland.

3.2 If a payment date in relation to any payment from the Borrower or any other Group Company under this Loan Agreement or the Security Documents falls on a day which is not a Business Day, the relevant payment date shall be the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

3.3 A Default (other than an Event of Default) is continuing if it has not been remedied or waived and any reference to an Event of Default being continuing is a reference to an Event of Default that has not been waived by the Lender.

3.4 The headings in this Loan Agreement are inserted for convenience only and do not form part of this Loan Agreement and do not affect its interpretation.

3.5 If there is any conflict between the provisions of this Loan Agreement and the provisions of any other Loan Document, the provisions of this Loan Agreement shall prevail.

3.6 Other than Kreos Capital VII Aggregator SCSp and other Affiliates of the Lender, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Loan Agreement.

4. **LOAN FACILITY**

4.1 **Lender's Commitment**

4.1.1 Subject to Clauses 4.4 and 4.5 below, the Lender shall and agrees hereby to make available to the Borrower the Total Loan Facility under the terms of this Loan Agreement, to be drawn down as set forth in the Loan Facility Terms and in accordance with Clause 4.2.

4.1.2 The Lender shall not be under any commitment to advance the Loan (or any part thereof) after the Expiry Date or upon the earlier termination of the Loan Facility in accordance with Clause 4.4 or on dates other than those specified in the Loan Facility Terms.

4.1.3 The unutilised portion (if any) of the Loan Facility shall be cancelled after the expiry of the final period for Drawdown as set forth in the Loan Facility Terms, whereupon the Total Loan Facility shall be reduced accordingly.

4.1.4 In granting the Loan Facility, the Lender is relying on the representations and warranties contained in Clause 8 and Clause 15.22.1.

4.1.5 Each Drawdown made under the Loan Facility shall be secured by the Security Documents.

4.2 **Date of Advance(s) of the Loan**

4.2.1 Subject to Clauses 4.1.2 and 4.2.2, (and subject to the satisfaction of the relevant conditions set forth in Clauses 4.4 and 4.5), each Tranche shall be advanced and made available to the Borrower within [***] from receipt by the Lender of an executed Drawdown Notice (or such shorter period as the Lender may agree in writing). Each Drawdown Notice must be received by the Lender [***] prior to the end of the relevant Expiry Date). Each Drawdown Notice shall constitute a separate and independent obligation of the Borrower incorporating the terms of this Loan Agreement. No more than one Drawdown Notice may be served in respect of each Tranche. Once a Drawdown Notice has been delivered to the Lender, it is irrevocable. Each Tranche requested to be advanced pursuant to a Drawdown Notice shall be in an amount equal to or greater than the Minimum Drawdown Amount.

4.2.2 If the Drawdown Date falls on a day which is not a Business Day, the Lender shall only be obligated to pay the relevant Tranche to the Borrower on the next Business Day in that calendar month. Where there is no next Business Day in that calendar month, the Lender shall only be obligated to pay the relevant Tranche to the Borrower on the first Business Day of the next calendar month.

4.3 **Method of Disbursement**

4.3.1 The payment by the Lender to the Drawdown Account, or to such other bank account as is agreed in writing between the Lender and the Borrower, shall constitute the making of the Loan (or the relevant part thereof) and the Borrower shall thereupon become indebted, as principal and direct obligor, to the Lender in an amount equal to the Loan (or the relevant part thereof) and all interest thereon and other payments due in connection therewith under this Loan Agreement.

4.3.2 Any delay or failure by the Lender to fund any loan as a result of a disruption not under the Lender's control, including, without limitation, due to a cyber-attack, computer hacking or similar event shall not constitute a breach by the Lender of its obligations under this Loan Agreement provided that the Lender shall use all reasonable commercial efforts to mitigate the effects of such disruption and will fund any such loan as soon as reasonably practicable.

4.4 **Termination or Modification of Funding Commitment**

The Lender's commitment to advance each Tranche of the Loan in accordance with the terms of this Loan Agreement is limited in aggregate to the amount of the Total Loan Facility; provided, however, that the Lender may terminate or modify its funding commitment pursuant to this Loan Agreement at any time if, in the opinion of the Lender (acting reasonably):

4.4.1 any event or circumstance occurs which has caused or is reasonably likely to cause a Material Adverse Change;

4.4.2 either the Borrower or any other Group Company or any of their respective shareholders (or any ultimate beneficial owner thereof) is or becomes a Sanctioned Person;

4.4.3 there is any material deviation by the Borrower from its business plan (as it may have been supplemented in writing with the prior consent of the Lender) presented to the Lender prior to the relevant Drawdown Date;

4.4.4 on either the date of the Drawdown Notice or at any time up to and including the Drawdown Date:

(i) a Default has occurred and is continuing or would result from the borrowing to be made pursuant to the Drawdown Notice; or

(ii) the Repeating Representations would not be true in all material respects if repeated on each of those dates with reference to the circumstances then existing; or

4.4.5 on either the date of the Drawdown Notice or on the Drawdown Date LTV is greater than 15%.

4.5 **Conditions Precedent requirements relative to the Advance of the Loan**

4.5.1 Subject to Clause 4.6, the Borrower may not deliver a Drawdown Notice unless the Lender has received, to its satisfaction, the following documents and other evidence on the date of this Loan Agreement or prior to the first Drawdown Date (as the Lender may require):

(i) the provision of a copy of the resolutions of each Obligor's board of directors and, to the extent required, shareholders, authorising, amongst others, the transactions contemplated by the Loan Documents and the Warrant Instrument and the entry into and performance of the Loan Documents and the Warrant Instrument to which it is a party and associated documents, including but not limited to, the Security Documents and the Warrant Instrument;

(ii) the provision of copies of the Certificate of Incorporation and the Memorandum and Articles of Association or document of incorporation of each Obligor, being for a Swiss Obligor, a copy of a recent and up-to-date certified excerpt from the relevant commercial register and a recent and up-to-date copy of the articles of association, certified by the relevant commercial register;

(iii) all necessary consents of shareholders, warrant holders, and other third parties (including landlords) with respect to the entering into and performance of the Loan Documents and the Warrant Instrument and associated documents, including but not limited to, any Security Documents, have been obtained;

(iv) the provision of a certificate of a director of each Obligor: (i) confirming that the borrowing of the Loan Facility in full, and any guarantee or security provided for the Loan Facility, would not cause any borrowing or other limit binding on the Obligor to be exceeded; (ii) confirming that each copy document delivered under this Clause 4.5 is a true, correct, complete and up to date copy and in full force and effect as at a date no earlier than the date of such certificate, and (iii) providing a sample of the signature of each person authorised by the resolutions referred to in paragraph (i);

(v) the relevant Parties having executed and delivered to the Lender the copies of the Security Documents, the Subordination Agreement and this

Loan Agreement and each security notice required to be sent or other documents to be delivered (including share certificates and stock transfer forms where relevant) under the Initial Security and Guarantee Documents;

(vi) the Borrower's compliance with Clauses 12.1 and 12.3.1(i);

(vii) evidence of the Borrower's compliance with Clause 14.2.2;

(viii) delivery to the Lender of the financial model and forecasts for the Group as requested by the Lender;

(ix) delivery to the Lender of the most recent consolidated IFRS financial statements of the Group;

(x) the provision of copies of any policies of insurance maintained by the Borrower or any other Group Company in respect of the Charged Assets including such insurances as are required pursuant to and complying in all respects with the requirements of Clause 14;

(xi) a group structure chart setting out the name and company number of each Group Company;

(xii) copies of each intra-group loan granted by a Group Company or other subordinated loan granted to a Group Company;

4.5.2 Each Drawdown Notice shall include confirmation that LTV is no more than 15% on the date of the Drawdown Notice.

(i) confirmation of the appointment by the Borrower of an agent for service of process in accordance with Clause **Error! Reference source not found.**;

(ii) all documents, confirmations and evidence required by the Lender to satisfy its "know your customer" requirements or similar identification checks in order to meet its obligations under applicable money laundering, or similar, laws and regulations;

(iii) any such other documentation in form and substance satisfactory to the Lender as the Lender may reasonably request; and

(iv) confirmation from the Borrower that the Charged Assets are free and clear of all Security Interests other than Permitted Security Interests.

4.5.3 The Borrower on the date of this Loan Agreement shall deliver to Kreos Capital VII Aggregator SCSp a duly executed copy of the

Warrant Instrument and the relevant deliverables due thereunder.

4.5.4 The Lender confirms on the date of this Loan Agreement that it is a Swiss Non-Qualifying Bank and counts as one (1) creditor for the purpose of the Swiss Non-Bank Rules.

4.6 **Waiver Possibility**

If the Lender advances all or any part of the Loan to the Borrower prior to the satisfaction of all or any of the conditions referred to in Clause 4.5 (which the Lender has no obligation to do) the Borrower shall satisfy or procure the satisfaction of such condition or conditions which have not been satisfied within [***] of the Drawdown Date for the first Tranche (or within such longer period as the Lender may agree or specify in writing), provided, that the Lender at its discretion may waive the satisfaction of any condition, in whole or in part and with or without conditions, without prejudicing the Lender's right to require subsequent fulfilment of such conditions.

4.7 **Use of Funds and Charged Assets**

4.7.1 Unless the Lender shall otherwise agree in writing, the Borrower shall use the Loan solely for the purpose of general working capital. The Lender shall not be under any obligation to concern itself with the application of the Loan.

4.7.2 The Charged Assets charged to the Lender pursuant to the Security Documents shall form security for all monies and obligations owed to the Lender by the Borrower pursuant to this Loan Agreement.

5. **TERM**

5.1 Subject to Clause 17.1, this Loan Agreement is effective when executed and dated by the Lender and the Borrower and shall continue until the later of (i) termination in accordance with its terms; and (ii) the date upon which the Borrower shall have indefeasibly performed and satisfied all its obligations (including making all payments) under this Loan Agreement and the Security Documents.

5.2 If the conditions set out in Clause 4.5 have not been satisfied within [***] of the date of this Loan Agreement (except to the extent waived in writing by the Lender), the Lender shall in its sole discretion have the option to either terminate this Loan Agreement or extend the period in which such conditions must be satisfied.

6. **REPAYMENT AND PREPAYMENT**

6.1 **Repayments and Interim Payment**

6.1.1 The Borrower shall repay, in advance, principal (and interest in accordance with Clause 7.1) in respect of each Tranche on each

Monthly Repayment Date in the amounts specified in the repayment schedule issued by the Lender prior to the relevant Drawdown Date and attached to the relevant Drawdown Notice as may be revised from time to time by the Lender in accordance with Clause 6.1.4 (the "**Repayment Schedule**"), provided that (and subject to Clauses 6.1.3 to 6.1.6) all payments in relation to each Tranche shall comprise interest only for the relevant Interest Only Period, and thereafter shall comprise thirty (30) equal monthly payments of principal (excluding capitalised PIK Interest) and interest, save that if the Interest Only Period is extended in accordance with Clause 5.1.2 the final monthly repayment shall not be extended and the number of monthly amortisation payments shall be reduced accordingly after the extended Interest Only Period. The Borrower shall repay all capitalised PIK Interest in full on the final monthly repayment date in accordance with the Repayment Schedule.

6.1.2   The Borrower may elect to extend each Interest Only Period by six (6) Months by giving notice in writing to the Lender not less than [***] prior to the expiry of the relevant Interest Only Period, subject to, prior to the expiry of the relevant Interest Only Period:

(i)   [***]; and

(ii)   the payment by the Borrower of a fee equal to [***].

6.1.3   All payments that the Borrower makes under this Loan Agreement shall be made in full, without any deduction, set-off or counterclaim and in immediately available cleared funds on the due date to an account which the Lender may specify to the Borrower for this purpose.

6.1.4   The Lender shall have the right to issue a revised Repayment Schedule from time to time if the Lender, acting reasonably, considers it necessary in order to correct an error or to ensure that, in respect of each Tranche, on the expiry of the relevant Loan Term there will be no amounts owing from the Borrower to the Lender in respect of the relevant Tranche(s) (and the Borrower acknowledges that as a result the monthly amount required to be paid pursuant to Clauses 6.1 may be increased from time to time in accordance with any revised Repayment Schedule).

6.1.5   Subject to Clause 6.1.6, each payment received by the Lender in respect of any Tranche shall be applied as follows:

(i)   first, to discharge all outstanding fees, costs and expenses of or due to the Lender in respect of such Tranche;

(ii)   secondly, to discharge all accrued interest in respect of such Tranche; and

(iii)   thirdly, to reduce the outstanding principal balance of such Tranche.

6.1.6   The Lender may in its discretion apply any payment received or recovered from any Group Company to discharge any Unpaid Sum in respect of any Tranche.

6.1.7   Any amount repaid or prepaid may not be redrawn.

6.1.8   If the Drawdown Date is not a Monthly Repayment Date, the Borrower shall pay to the Lender, on the Drawdown Date (by way of deduction by the Lender of the amount of the Tranche actually advanced to the Borrower), the Interim Payment.

6.2   **Currency of Payments**

Repayment of the Loan and payment of all other amounts owed to the Lender will be paid in the currency in which each Tranche has been provided (the "**Contractual Currency**"), i.e. in Euros, unless otherwise agreed by the Parties in writing. The Borrower shall bear the cost in the event of and in respect of any conversion by the Lender of an amount received by it in any currency other than the Contractual Currency.

6.3   **Advance Payment**

On each Drawdown Date with respect to a Tranche, the Borrower shall pay to the Lender (by way of deduction by the Lender from the amount of the Tranche advanced to the Borrower) the advance payment as set forth under the heading Loan Facility Terms at the beginning of this Loan Agreement with respect to the applicable Tranche (the "**Advance Payment**") which shall be held by the Lender as security for and applied in or towards the repayment amount (comprising principal and interest) for the last Month of the Loan Term of that particular Tranche unless a notice under Clause 9.2.2 has been served, in which case the Advance Payment shall be applied, at the discretion of the Lender, in accordance with Clause 5.1.4.

6.4   **Voluntary Prepayments**

The Borrower shall be entitled (other than [***]) to voluntarily prepay the Loan, in whole but not in part, subject to the following conditions:

6.4.1   the Borrower shall submit to the Lender an irrevocable written request to prepay the Loan, at least [***] in advance, indicating the amount to be prepaid and the date of the proposed prepayment, provided that such prepayment shall be made on the last Business Day of a calendar month;

6.4.2   on the date of prepayment:

(a) to the extent that the Borrower has not be acquired by a Pre-Agreed Purchaser on such date of prepayment, the Borrower shall pay the Lender an amount equal to:

(i) the outstanding principal amount of the Loan;

(ii) all accrued and unpaid interest (including, for the avoidance of doubt PIK Interest);

(iii) should the prepayment be made:

(a) during the Interest Only Period of the relevant Tranche, a fee equal to [***]; and/or

(b) within 12 Months of the end of the Interest Only Period of the relevant Tranche, a fee equal to [***]; and/or

(c) 13 Months or more but less than 24 Months after the end of the Interest Only Period of the relevant Tranche after the Drawdown Date of the relevant Tranche, a fee equal to [***]; and/or

(d) more than 24 Months after the end of the Interest Only Period of the relevant Tranche, a fee equal to [***],

in each case the relevant fee being by way of compensation for any loss of profit that otherwise would have accrued to the Lender if the Loan had not been prepaid;

(iv) all unpaid End of Loan Payments;

(v) all unpaid fees, costs and expenses; and

(vi) all other sums payable by the Borrower to the Lender under the Loan Documents; or

(b) to the extent that the Borrower has been acquired by a Pre-Agreed Purchaser on such date of prepayment, the Borrower shall pay the Lender an amount equal to:

(vii) the outstanding principal amount of the Loan;

(viii) all accrued and unpaid interest (including, for the avoidance of doubt PIK Interest);

(ix) a fee equal to [***];

(x) all unpaid End of Loan Payments;

(xi) all unpaid fees, costs and expenses; and

(xii) all other sums payable by the Borrower to the Lender under the Loan Documents.

6.5 **Mandatory Prepayment**

6.6 The Borrower shall notify the Lender immediately upon the occurrence of a Mandatory Prepayment Event.

6.7 Following such notification, the Lender shall be entitled to cancel the Loan and require repayment of the Loan and all outstanding amounts, interest, fees and costs owing to it under the Loan Documents by notifying the Borrower within [***] of the Borrower notifying the Lender of the occurrence of the Mandatory Prepayment Event.

6.8 On the date falling [***] from such notification by the Lender, the Borrower shall repay the Loan and all outstanding amounts, interest fees and costs owing to it under the Loan Documents. For the avoidance of doubt, all sums listed in clause 11. 4 (Acceleration) including those listed in 11.4.3 will be due and payable following the occurrence of a Mandatory Prepayment Event except that the period will run from the occurrence of the Mandatory Prepayment Event to the date that all outstanding amounts are repaid in full.

6.9 Notwithstanding clauses 6.6, 6.7 and 6.8 above, following a Change of Control by a Pre-Agreed Restricted Purchaser, the Borrower may immediately inform the Lender that it will cancel and repay in full the Loan and all outstanding amounts, interest, fees and costs owing to the Lender under the Loan Documents pursuant to clause 11.4 (*Acceleration)* below, provided that (x) [***] and (y) [***].

7. **INTEREST**

7.1 The Borrower shall pay, in advance, during the Interest Only Period and otherwise in arrears, all unpaid and accrued interest in respect of each Tranche outstanding on each Monthly Repayment Date.

7.2 interest on the principal amount of each Tranche from time to time shall accrue from day to day at a rate of nine point ninety five per cent. (9.95%) per annum (the "**Applicable Interest Rate**"), from the Drawdown Date until the repayment in full of the Loan. The amount of Interest accrued at a rate of eight per cent (8%) per annum on the Loan and each part thereof shall be paid on each Monthly Repayment Date in cash in the Contractual Currency in the amounts to be specified in the Repayment Schedule ("**Cash Interest**"). The amount of interest accrued at a rate of one point ninety five per cent (1.95%) per annum on the Loan and each part thereof shall be paid by compounding such amount to the relevant Tranche and shall be thereafter treated as part of the principal amount of the relevant Tranche and shall bear interest at the Applicable Interest Rate in accordance with this Clause 6.2 ("**PIK Interest**").

7.3 Time of payment of any sum due from the Borrower is of the essence under this Loan Agreement. If the Borrower fails to pay any sum to the Lender on its due date for payment, the Borrower shall pay to the Lender forthwith on demand, interest on such sum (compounded on a monthly basis) from the due date to the date of actual payment (as well after as before judgment) at a rate equal to the Applicable Interest Rate plus [***] per annum shall immediately become due and payable by the Borrower to the Lender. If the Borrower fails to pay any sum within five (5) Business Days after such sum is due and payable, the Borrower shall pay to the Lender forthwith on demand, a one-off late payment charge of [***] of such sum, to compensate the Lender for additional administrative expense, shall immediately become due and payable by the Borrower to the Lender.

7.4 The rates of interest provided for in this Loan Agreement are minimum interest rates. When entering into this Loan Agreement, the Parties have assumed that the interest payable at the rates set out in this Clause 7 or in other Clauses of this Loan Agreement, if any, is not and will not become subject to Swiss Withholding Tax. This notwithstanding, if a Tax deduction is required by law in respect of any interest/fee payable by the Borrower under a Loan Document and should it be unlawful for the Borrower to comply with Clause 12.5.2 for any reason, where this would otherwise be required by the terms of Clause 12.5.2, then:

(i) the applicable interest rate in relation to that interest payment shall be the interest rate which would have applied to that interest payment as provided for by Clause 7 divided by one minus the rate at which the relevant Tax deduction is required to be made under Swiss domestic tax law and/or applicable double taxation treaties (where the rate at which the relevant Tax deduction is required to be made is for this purpose expressed as a fraction of one); and

(ii) the Borrower shall (A) pay the relevant interest at the adjusted rate in accordance with paragraph (i) above and (B) make the Tax deduction on the interest so recalculated, and all references to a rate of interest under the Loan Documents shall be construed accordingly.

7.5 To the extent that interest payable by the Borrower under this Loan Agreement becomes subject to Swiss Withholding Tax, each Party shall promptly co-operate in completing any procedural formalities (including submitting forms and documents required by the appropriate Tax authority) to the extent possible and necessary for the Borrower to obtain authorisation to make interest payments without them being subject to Swiss Withholding Tax or to allow the Lender to prepare claims for the refund of any Swiss Withholding Tax so deducted. In case the aggregate amount irrevocably received by the Lender pursuant to this Clause 7.5 exceeds the payment obligation of the Borrower under the Loan Documents, then the Lender shall return such

overcompensation to the Borrower (after deduction of any fees and expenses incurred by the Lender in connection with such return, including as a result of currency exposures).

8. **REPRESENTATIONS AND WARRANTIES**

8.1 The Borrower warrants and represents to the Lender the following as at the date of this Loan Agreement:

8.1.1 the Borrower is a stock company (*Aktiengesellschaft*) duly organised and validly existing under the laws of Switzerland and it, and each Group Company, is resident for Tax purposes solely in the jurisdiction of incorporation;

8.1.2 the Borrower and each Group Company has the corporate capacity, and has taken all corporate action and obtained all consents, including third party consents, necessary for it:

(i) to execute the Loan Documents and the Warrant Instrument to which it is or is to be party;

(ii) to borrow under this Loan Agreement and to make all the payments contemplated by, and to comply with all its other obligations under the Loan Documents and the Warrant Instrument to which it is or is to be party; and

(iii) to grant the Lender a first priority Security Interest in respect of the Charged Assets pursuant to the Security Documents to which it is or is to be a party;

8.1.3 each Group Company has good, valid and marketable title to, or valid leases and licences of, and all appropriate authorisations to use, the assets (other than Intellectual Property) necessary to carry on its business as it is being conducted;

8.1.4 the Borrower's subsidiaries are each duly organised and validly existing under the laws of their respective countries of incorporation;

8.1.5 subject to the Legal Reservations and the Perfection Requirements, the Loan Documents and the Warrant Instrument to which the Borrower or any other Group Company is or is to be party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Loan Documents and Warrant Instrument):

(i) constitute the Borrower's or relevant Group Company's legal, valid and binding obligations enforceable against it in accordance with their respective terms; and

(ii) create legal, valid and binding Security Interests enforceable in accordance with their respective terms, subject to any relevant insolvency laws affecting creditors' rights generally;

8.1.6 the execution and (where applicable) registration by the Borrower and any Group Company of the Loan Documents (and the Warrant Instrument) to which it is or is to be party and the performance of the transactions contemplated thereunder, and the borrowing by the Borrower and any Group Company of the Loan and its compliance with the Loan Documents and the Warrant Instrument to which it is or is to be party, will not involve or lead to a contravention of:

(i) any applicable law or other legal or regulatory requirement;

(ii) the constitutional documents of the Borrower or any other Group Company; or

(iii) any contractual or other obligation or restriction which is binding on the Borrower or any other Group Company or any of their assets;

8.1.7 the payment obligations under the Loan Documents of the Borrower and each other Group Company rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally;

8.1.8 all consents, licences, approvals and authorisations required by the Borrower or any other Group Company in connection with the entry into, performance, validity and enforceability of the Loan Documents and the Warrant Instrument to which it is or is to be party have been or (upon execution thereof) shall have been obtained by the Drawdown Date and are (or upon execution thereof shall be) in full force and effect during the life of this Loan Agreement;

8.1.9 all authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect;

8.1.10 no corporate action, legal proceeding or other procedure or circumstance (including any creditors' process) described in Clauses 9.1.8 to 9.1.9 has been taken, or to the knowledge of the Borrower, threatened in relation to a member of the Group;

8.1.11 it is not necessary under the laws of incorporation of the Borrower and each Group Company's jurisdiction of incorporation that any Loan Documents or the Warrant Instrument be filed, recorded or enrolled with any court or other authority in the applicable jurisdiction of incorporation or that any stamp, registration or similar tax be paid on or in relation to any Loan Documents or the Warrant Instrument;

8.1.12 neither the Borrower nor any other Group Company is required to make any deduction in respect of any Taxes from any payment it may make under any Loan Document to the Lender;

8.1.13 all financial and other information furnished by or on behalf of the Borrower in connection with the negotiation of the Loan Documents and Warrant Instrument delivered to the Lender pursuant to the Loan Documents and Warrant Instrument were true and accurate in all material respects when given, there are no other facts or matters the omission of which would have made any statement or information contained therein misleading in any material respect and all projections and statements of belief and opinion given to the Lender were made in good faith after due and careful enquiry;

8.1.14 the Financial Statements were prepared in accordance with accounting principles named in such Statements and fairly represent (in conjunction with the notes thereto) the financial condition of the Borrower as at the date to which they were drawn up and the results of the Borrower's operations during the financial year then ended;

8.1.15 since publication of the Financial Statements, there has been no Material Adverse Change;

8.1.16 it has its centre of main interest (COMI) in the Switzerland;

8.1.17 there is no litigation, proceeding, arbitration, investigation or claim pending or, so far as the Borrower is aware or ought reasonably to be aware, threatened in writing against any Group Company before any court or administrative agency which, if adversely determined, could reasonably be expected to cause a Material Adverse Change;

8.1.18 no judgment or order of a court, arbitral body or agency which is reasonably likely to result in a Material Adverse Change has been made against it or any Group Company;

8.1.19 the Borrower or the relevant member of the Group owns with good and marketable title all the Charged Assets, free from all Security Interests other than Permitted Security Interests and other interests and rights of every kind, and all the Charged Assets are in good operating condition and repair (fair wear and tear excepted);

8.1.20 the Group has no Financial Indebtedness other than Permitted Financial Indebtedness;

8.1.21 the Group has not granted any Security Interests over its assets to any third party except for Permitted Security Interests;

8.1.22 no Event of Default is continuing or might reasonably be expected to result from the making of any Drawdown or from the entry into and performance of any transaction contemplated by a Loan Document;

8.1.23 no other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on the Borrower or any other Group Company or to which its (or any of Group Company's) assets are subject which is reasonably likely to cause a Material Adverse Change;

8.1.24 neither the Borrower nor any other Group Company has breached any law or regulation which breach has caused or is reasonably likely to cause a Material Adverse Change;

8.1.25 no labour disputes are current or, to the best of its knowledge and belief (after having made due and careful enquiry) has been threatened in writing against the Borrower or any other Group Company which, if adversely determined, has or is reasonably likely to have a Material Adverse Change;

8.1.26 the Borrower and each other Group Company is the sole legal and beneficial owner of the Intellectual Property (and owns all valid leases and licences) necessary for its business, except for: (i) non-exclusive licences granted to its customers in the ordinary course of business on arm's length terms; and (ii) over-the-counter software that is commercially available to the public (except that with respect to any threatened challenge or objection by any third party to its use of any Intellectual Property, 8.1.30 shall prevail);

8.1.27 no material part of any Intellectual Property owned by the Borrower or a Group Company has been judged invalid or unenforceable, in whole or in part;

8.1.28 neither the Borrower or a Group Company, in carrying on its business, infringes any Intellectual Property of any third party in any respect which has caused, or is reasonably likely to cause, a Material Adverse Change;

8.1.29 the Borrower and each other Group Company has all appropriate authorisations to use the Intellectual Property and has taken all commercially reasonable steps to: (i) maintain its Intellectual Property; (ii) maintain the confidentiality of any source code; and (iii) to register any registrable Intellectual Property that is material to its business (except that with respect to any threatened challenge or objection by any third party to its use of any Intellectual Property, 8.1.30 shall prevail);

8.1.30 neither the Borrower nor any other Group Company is aware of any current, pending or threatened challenge or objection by any third party to its use of any Intellectual Property, or the infringement of any of its Intellectual Property by any third party in each case where such challenge, objection or infringement has caused, or is reasonably likely to cause, a Material Adverse Change;

8.1.31 the Borrower has no subsidiaries other than those disclosed in the 2023 Financial Statements on the date of this Loan Agreement;

8.1.32 any factual information provided to the Lender by the Borrower or any other Group Company is true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated;

8.1.33 none of the Borrower, any of the Group Companies, any director, officer or employee of the Borrower or any other Group Companies, nor, to the knowledge of the Borrower, any agent or representative of the Borrower or any other Group Companies, is or are a Sanctioned Person or currently the subject or target of any applicable Sanctions nor is, has been, or is engaged in any transaction, activity or conduct that has or could reasonably be expected to result in it or them being in breach of Sanctions or a Sanctioned Person, nor to its knowledge has any such person received written notice of any claim, action, suit, proceedings or investigation involving it with respect to applicable Sanctions;

8.1.34 the Borrower and each other Group Company and, to the knowledge of the Borrower and the relevant Group Company, each of their respective directors, officers and employees, and, to the knowledge of the Borrower, each of the Borrower and the Group Companies respective agents and representatives, is and are and have conducted their business in compliance with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions;

8.1.35 none of the Borrower, each Group Company and, to the knowledge of the Borrower an the relevant Group Company, their respective directors, officers and employees nor, to the knowledge of the Borrower, any of their respective agents or representatives is an individual or entity that is, or is owned or controlled by persons that are: (i) the subject or target of any Sanctions or Anti-Corruption Laws; or (ii) located, organised or resident in a country or territory that is, or whose government is, the subject of Sanctions, including, without limitation, the Designated Jurisdictions;

8.1.36 no loan, use of proceeds or transaction contemplated by this Loan Agreement will violate applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions;

8.1.37 the Borrower and each other Group Company have instituted and maintain in effect policies and procedures reasonably designed to ensure compliance by the Borrower and each other Group Company and their respective directors, officers, employees, agents and representatives with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions;

8.1.38 subject to the Legal Reservations, the choice of English law as the governing law of this Loan Agreement will be recognised and enforced in its jurisdiction of incorporation;

8.1.39 subject to the Legal Reservations, any judgment obtained in the courts of England sitting in London in relation to this Loan

Agreement will be recognised and enforced in its jurisdiction of incorporation;

8.1.40   the Borrower and each other Group Company is in compliance in all material respects with the EU General Data Protection Regulation 2016/679, the Data Protection Act 2018 and any other analogous legislation in any applicable jurisdiction;

8.1.41   none of the Swiss Obligors has any loan or other credit, guarantee or surety outstanding or has been granted a non-refundable financial contribution or other financial support under the Swiss Federal Act on Loans with Joint and Several Surety due to the Coronavirus of 18 December 2020, as amended, the Swiss Federal Act on the Statutory Basis for Ordinances of the Federal Council to Overcome the Covid-19-Epidemic of 25 September 2020, as amended, and the Swiss Federal Ordinance on Hardship Measures for Enterprises in connection with the Covid-19-Epidemic of 25 November, 2020, as amended; and

8.1.42   the Borrower is in compliance with the Swiss Non-Bank Rules provided that the Borrower shall not be in breach of this representation if its number of creditors that are Swiss Non-Qualifying Banks in respect of either the Swiss Ten Non-Bank Rule or the Swiss Twenty Non-Bank Rule is exceeded solely because a Lender having (a) made an incorrect declaration in accordance with Clause 4.5.4 or (b) failed to comply with its obligations under Clause 17.6.1 of this Loan Agreement, in each case, provided that the incorrect declaration in accordance with Clause 4.5.4 or the failure by the Lender to comply its obligations under Clause 17.6.1 of this Loan Agreement are not the result of any change after the date of this Agreement in or in the interpretation, administration, or application of (i) any law or treaty, or any published practice or (ii) concession of any relevant taxing authority). It being understood that, for the purpose of compliance with the Swiss Non-Bank Rules, the number of creditors under this Loan Agreement which are Swiss Non-Qualifying Banks shall be deemed to be ten (10) (irrespective of whether or not there are, at any time, any such creditors).

8.2   The Borrower's representations and warranties set out in this Loan Agreement shall survive the execution and dating of this Loan Agreement and the Repeating Representations shall be deemed to be repeated on each Drawdown Date and each Monthly Repayment Date with respect to the facts and circumstances then existing (as if made at such time).

9.   **UNDERTAKINGS**

9.1   The Borrower undertakes to the Lender to comply with the following provisions of this Clause 9 at all times during the Security Period, except as the Lender may otherwise agree in writing:

9.1.1   the Borrower shall (and shall procure that each Group Company shall) comply in all

respects with all laws, ordinances and regulations to which it/they may be subject, if failure so to comply has or is reasonably likely to cause a Material Adverse Change;

9.1.2   the Borrower shall not (and shall procure that no other Group Company shall) change its residence for Tax purposes;

9.1.3   the Borrower shall (and shall procure that each Group Company shall) obtain, effect and keep effective all permissions, licences, consents and permits which may from time to time be required: (i) in connection with the Charged Assets; and (ii) to conduct its business;

9.1.4   the Borrower shall (and shall procure that each Group Company shall) comply in all respects with all laws to which it may be subject, if failure to so comply has or is reasonably likely to cause a Material Adverse Change;

9.1.5   the Borrower shall (and shall ensure that each Group Company shall) (i) comply with all Environmental Laws and (ii) implement procedures to monitor compliance with and to prevent liability under any Environmental Laws, in each case if failure to so comply has or is reasonably likely to cause a Material Adverse Change;

9.1.6   the Borrower shall (and to the extent any Group Company has charged its assets pursuant to a Security Document, the Borrower shall procure that this Group Company shall) own only for its own account the Charged Assets free from all Security Interests, except for Permitted Security Interests;

9.1.7   save for Permitted Disposals, the Borrower shall not (and shall procure that each Group Company shall not) sell, assign, transfer or otherwise dispose of the Charged Assets, any of its material assets or any share therein;

9.1.8   the Borrower shall provide to the Lender, [***] upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened in writing or pending against any member of the Group, and which, if adversely determined, could reasonably be expected to constitute a Material Adverse Change;

9.1.9   the Borrower shall provide to the Lender, [***] upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency which is made against any member of the Group, and which could reasonably be expected to constitute a Material Adverse Change;

9.1.10   the Borrower shall provide to the Lender, [***], such further information regarding the financial condition, business and operations of any member of the Group as the Lender may reasonably request;

9.1.11   the Borrower shall provide to the Lender (and shall procure that each Group Company shall provide to the Lender) with:

(i)   the following information on a quarterly basis:

(a)   details of any changes to the management/directors of any Group Company;

(b)   details of any Group Company incorporated or acquired or proposed to be incorporated or acquired on or after the date of this Loan Agreement;

(c)   details of any material incidents relating to the environmental, social and corporate governance of the Group;

(d)   a certificate signed by two directors of the Borrower confirming that the compliance with clause 9.1.38 at all times during the previous quarter; and

(ii)   such other information (financial or otherwise) as the Lender may reasonably request from time to time concerning any Group Company and its affairs (including, without limitation, information concerning the Charged Assets, its assets from time to time, information on the environmental, social and corporate governance of the Group and any request for amplification or explanation of any item in the financial statements, budgets or other material provided by the Borrower under this Loan Agreement);

9.1.12   the Borrower shall provide to the Lender all documents, confirmations and evidence required by the Lender to satisfy its "know your customer" requirements or similar identification checks in order to meet its obligations from time to time under applicable money laundering, or similar, laws and regulations;

9.1.13   the Borrower shall provide the Lender (and shall procure that each Group Company shall provide the Lender) with its quarterly consolidated management accounts and to the extent requested by the Lender, any Group management accounts (each certified by a director) as fairly presenting the data reflected, at the earlier of: (i) within [***] of the end of each quarter; or (ii) when such material information is provided to any shareholder or investor in the Borrower (to include notification of the commencement of litigation by or against the Borrower) and, the Borrower shall also provide copies of any announcement which is made public by the Borrower (or any Group Company) concerning dividends, annual or interim financial positions and affairs of the Borrower (or any Group Company), and copies of any

other documents required to be filed with applicable statutory or regulatory authorities or agencies in relation to the activities of the Borrower (or any Group Company);

9.1.14   the Borrower shall provide the Lender with annual audited (if applicable) financial statements for each Group Company within [***] of the end of each fiscal year of the respective Group Company, in each case including a statement of operations, balance sheet, statement of cash flows and shareholders' equity, certified by a firm of chartered accountants of recognised national standing;

9.1.15   the Borrower shall within [***] following the start of each financial year and in any event within [***] of their approval by its board of directors, provide the Lender with a budget showing: (i) a projected consolidated balance sheet as of the end of the forthcoming financial year financial year; (ii) a projected profit and loss account; and (iii) a cash flow forecast for the forthcoming financial year (a "**Budget**");

9.1.16   the Borrower shall (and shall procure that each Group Company shall) provide the Lender with any revised version of a Budget previously provided to the Lender pursuant to Clause 9.1.15 within [***] of the approval by the board of directors of such revised Budget;

9.1.17   the Borrower shall provide the Lender with (and shall procure that each Group Company shall provide the Lender with) copies of all final board minutes at the same time as they are delivered to the directors (provided that the same may be redacted to exclude (a) information regarding any potential refinancing of the Loan and (b) any information which if disclosed would breach a legally binding (whether as a matter of contract or otherwise) duty of confidentiality owed to a third party and (c) any information which consists of legal advice provided to the Borrower or its directors that is subject to legal professional privilege;

9.1.18   the Borrower shall provide the Lender with (and shall procure that each Group Company shall provide the Lender with) all documents dispatched by the Borrower and each other Group Company to its shareholders or to its creditors generally as soon as reasonably practicable after they are dispatched;

9.1.19   the Borrower shall grant (and shall procure that each Group Company shall grant) the Lender the right to have a representative meet with its managing director and finance director once each quarter throughout the Security Period to review and discuss the operating performance and financial condition of the Group;

9.1.20   subject to the Legal Reservations and the Perfection Requirements, the Borrower shall (and shall procure that each Group Company shall) maintain in force and [***] obtain or renew all consents required:

(i) for the Borrower and each other Group Company to perform its obligations under the Loan Documents and the Warrant Instrument, as relevant;

(ii) for the legality, validity, admissibility or enforceability of the Loan Documents and the Warrant Instrument; and

(iii) for the Borrower and each other Group Company to continue to own the Charged Assets,

and the Borrower shall, and shall procure that each Group Company shall, comply with the terms of all such consents;

9.1.21 the Borrower shall notify the Lender as soon as it becomes aware of:

(i) the occurrence of a Default; or

(ii) any matter which indicates that a Default has occurred, may have occurred or is likely to occur,

and shall thereafter keep the Lender fully up to date with all material developments;

9.1.22 the Borrower shall (and shall ensure that each Group Company shall) maintain adequate risk protection through insurances on and in relation to its business and assets (including insurances covering all liability to third parties) to the extent reasonably required on the basis of good business practice taking into account, inter alia, its (and any Group Company's) financial position and nature of operations. All insurances must be with reputable independent insurance companies or underwriters;

9.1.23 the Borrower shall not (and shall ensure that no Group Company shall) incur or allow to remain outstanding any Financial Indebtedness, except Permitted Financial Indebtedness;

9.1.24 the Borrower shall not (and shall ensure that no other Group Company shall) create or permit to subsist any Security Interest over any of its assets other than Permitted Security Interests;

9.1.25 save for Permitted Disposals, Permitted Investments and as otherwise permitted by this Clause 9, the Borrower shall not (and shall ensure that no other Group Company shall):

(i) sell, transfer or otherwise dispose of any of its assets on terms whereby they are leased to or intended to be re-acquired by any Group Company;

(ii) sell, transfer or otherwise dispose of any of its receivables;

(iii) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts, other than any arrangement which would constitute a Permitted Security Interest under paragraph (f) of that definition; or

(iv) enter into any other preferential arrangement having a similar effect in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset;

9.1.26 save for any Permitted Investment or any Permitted Loan, the Borrower shall not (and shall ensure that no other Group Company shall):

(i) declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(ii) repay or distribute any dividend or share premium reserve;

(iii) pay any management, advisory or other fee to or to the order of any of shareholders in its capacity as shareholder; or redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so,

without the prior written consent of the Lender;

9.1.27 the Borrower shall be responsible for all costs associated with the Charged Assets including all tax assessments, insurance premiums, operating costs and repair and maintenance costs as well as any fees associated with registering of any Security Interest granted in connection with this Loan;

9.1.28 save for Permitted Disposals, Permitted Investments or as otherwise permitted by this Clause 9, the Borrower shall not (and shall procure that each Group Company shall not) by one or a series of transactions, whether related or not and whether at one time or over a period of time, sell, lease, convey, transfer, assign, licence or otherwise dispose of or deal with (collectively a "**Disposal**") all or any material part of its property, assets or undertaking;

9.1.29 save as explicitly permitted by this Loan Agreement, the Borrower shall not (and shall procure that no other Group Company shall), enter into any amalgamation, demerger, merger or corporate reconstruction;

9.1.30 Save for any Permitted Investment or Permitted Acquisition, the Borrower shall not (and shall procure that each Group Company shall not) carry on any trade or business with a company or acquire any assets, shares or equipment, other than in the normal course of business and upon an arm's length basis;

9.1.31 the Borrower shall (and shall procure that each Group Company shall) maintain in good working order and condition (ordinary wear and tear excepted) all of its assets necessary for the conduct of its business where failure to do so causes or could reasonably be expected to cause a Material Adverse Change;

9.1.32 save for any Permitted Loan or Permitted Investment, the Borrower shall not (and shall procure that no other Group Company shall) be a creditor in respect of any Financial Indebtedness and shall not incur or allow to remain outstanding any guarantee in respect of any obligation of any person;

9.1.33 the Borrower shall (and it shall procure each Group Company shall):

(i) preserve and maintain the subsistence and validity of all Intellectual Property necessary for its business;

(ii) use reasonable endeavours to prevent, and take action against, any infringement in any material respect of the Intellectual Property necessary for its business;

(iii) use commercially reasonable efforts to prosecute and maintain all applications and registrations in place in respect of the Intellectual Property which it has now or makes hereinafter and pay all registration fees and taxes necessary to maintain such Intellectual Property in full force and effect and record its interest in such Intellectual Property unless such Intellectual Property has been the subject of a valid resolution of the board of directors confirming that any such Intellectual Property is either (i) immaterial or (ii) no longer required in the ordinary course of the Group's business;

(iv) not use or permit the Intellectual Property necessary for its business to be used in a way or take any step or omit to take any step in respect of such Intellectual Property which may materially and adversely affect the existence or value of such Intellectual Property or imperil the right of the Group to use such Intellectual Property; and

(v) not discontinue the use of such Intellectual Property, unless such Intellectual Property has been the subject of a valid resolution of the board of directors confirming that any such Intellectual Property is either (i) immaterial or (ii) no longer required in the ordinary course of the Group's business;

9.1.34 the Borrower shall procure that the Group Companies which have not granted a Security Interest to the Lender over all or substantially all of its assets shall not hold or otherwise be entitled to assets (including cash or cash equivalents) in an aggregate amount in respect of all such Group Companies exceeding [***] at any time, and that in the event of a breach of this Clause 9.1.34 the Borrower shall inform the Lender of such breach as soon as possible, and in any event within [***] of such breach occurring;

9.1.35 the Borrower shall ensure that the Obligors in aggregate hold at least [***] in cash at all times and that in the event of a breach of this Clause 9.1.35 the Borrower shall inform the Lender of such breach as soon as possible, and in any event within [***] of such breach occurring;

9.1.36 save for any Permitted Acquisition or Permitted Investment, the Borrower shall not (and shall procure that no other Group Company shall) incorporate or acquire any Affiliate or acquire a company or any shares or securities or acquire a business or undertaking without the prior written consent of the Lender;

9.1.37 save for any Permitted Acquisition, any Permitted Investment, any Permitted Security Interest, any Permitted Disposal or any Permitted Loan, the Borrower shall not (and shall ensure that no Group Company shall) enter into, invest in or acquire any shares, stocks, securities or other interest in any Joint Venture or transfer any assets or lend to or guarantee or give an indemnity for or give security for the obligations of a Joint Venture or maintain the solvency of or provide working capital to any Joint Venture (or agree to do any of the foregoing);

9.1.38 the Borrower shall (and shall procure that each Group Company shall) at all times comply with the requirements of all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions;

9.1.39 the Borrower shall (and shall procure that each Group Company shall) provide the Lender with any information regarding the Borrower and any other Group Company and, to the extent that the Group has this knowledge, each of their respective shareholders (or any ultimate beneficial owner thereof) necessary for the Lender to comply with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions;

9.1.40 the Borrower shall (and shall procure that each Group Company shall) maintain in effect and enforce policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws, Anti-Money Laundering Laws and Sanctions;

9.1.41 the Borrower shall not (and shall procure that each Group Company shall not) be resident, located or incorporated in or operating from a Designated Jurisdiction;

9.1.42 notwithstanding any other provision of this Loan Agreement, the Borrower shall not request any Loan, and the Borrower shall not use, and shall ensure that no Group Company, its or their respective directors, officers, employees, agents and representatives shall use, the proceeds of any Loan, directly or indirectly, (i) in furtherance of an offer, payment, promise to pay, or authorisation of the payment or giving of money, or anything else of value, to any person in violation of any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions, (ii) to fund, finance or facilitate any activities, business or transaction of or with any Sanctioned Person or in any Designated Jurisdiction, or (iii) in any other manner that would or could reasonably be expected to result in the violation by any party of any applicable Sanctions, Anti-Corruption Laws or Anti Money Laundering Laws;

9.1.43 the Borrower shall procure that no substantial change is made to the general nature of the business of the Borrower or the Group from that carried on at the date of this Loan Agreement;

9.1.44 the Borrower shall: (i) implement and maintain at all times appropriate and adequate environmental, social and governance policies, procedures and best practices, including in relation to climate, diversity and inclusion, on the basis of good business practices for a company of the size of the Borrower and/or the Group and taking account the nature of their operations and financial position; (ii) [***] provide the Lender with a completed ESG questionnaire (in the form provided to it by the Lender) annually, no later than 30 June of each year or, if later, within [***] of receipt of an updated form of ESG questionnaire by the Borrower; and (iii) [***] provide to the Lender such other information as the Lender may request from time to time (in the form required by the Lender) concerning the Borrower's and/or the Group's environmental, social and governance policies, procedures and best practices, so as to enable the Lender to be compliant with applicable laws, regulations and its reporting obligations;

9.1.45 the Borrower shall not (and shall procure that its respective officers, employees, agents, directors and Affiliates shall not), to the best of its knowledge (acting with due care and enquiry) derive any of its revenue or profit from (i) the growth and/or manufacture of tobacco or tobacco products, (ii) the sex industry, including prostitution and the production and/or sale of pornography, (iii) the extraction and/or production of oil or gas (i.e. upstream oil and gas activities); provided that, for the avoidance of doubt, (A) midstream or downstream oil and gas activities, and (B) the provision of services to businesses involved in the extraction and/or production of oil or gas (by providing, for example, transportation, storage, marketing, refining or processing services), shall not engage the foregoing restriction, and/or (iv) the mining and/or extraction of thermal coal; provided that, for the avoidance of doubt, the

provision of services to businesses involved in the mining and/or extraction of thermal coal (by providing, for example, transportation, storage, marketing or processing services), shall not engage the foregoing restriction;

9.1.46 the Borrower shall (and shall procure that each Group Company shall) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that (i) such payment is being contested in good faith, (ii) adequate reserves are being maintained for those Taxes and the costs required to contest them and reasonable details of which have been expressly notified to the Lender in writing, (iii) such payment can be lawfully withheld and (iv) failure to pay those Taxes has not and is not reasonably likely to cause, a Material Adverse Change;

9.1.47 the Borrower shall not (and shall procure that each Group Company shall not) make (i) changes to its jurisdiction of residence for Tax purposes or (ii) enter into any "time to pay" or similar arrangement with HMRC or any other tax authority;

9.1.48 the Borrower shall not (and shall procure that no other Group Company shall) purchase by way of assignment or transfer, enter into any sub-participation in respect of, or enter into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of, any Loan or amount outstanding under this Loan Agreement;

9.1.49 the Borrower shall ensure that each Material Group Company (from time to time) executes an Accession Deed pursuant to which it shall accede to this Loan Agreement as a Guarantor and enter into such security documents as may be reasonably required by the Lender creating Security Interests over its assets and undertaking provided that neither the Borrower nor any Obligor shall be obliged at any time to procure that any Material Group Company becomes a Guarantor and/or security provider if (despite using all reasonable efforts to avoid the breach or result) to do so would breach any applicable law or result in personal liability for the directors, officers or similar management of any such Material Group Company;

9.1.50 the Borrower shall be in compliance with the Swiss Non-Bank Rules at all times provided that the Borrower shall not be in breach of this undertaking if its number of creditors in respect of either the Swiss Ten Non-Bank Rule or the Swiss Twenty Non-Bank Rule is exceeded solely because a Lender having (a) made an incorrect declaration of its status as to whether or not it is a Swiss Qualifying Bank or (b) failed to comply with its obligations under Clause 17.6.1 of this Loan Agreement, in each case, provided that the incorrect declaration in accordance or the failure by the Lender to comply its obligations under Clause 17.6.1 of this Loan Agreement are not the result of any change after the date of this Agreement in or in the interpretation, administration, or application of (i) any law or treaty, or any published practice or (ii) concession of any relevant taxing authority). It being understood that, for the purpose of compliance with the Swiss Non-Bank Rules, the number of creditors under this Loan Agreement which are Swiss Non-Qualifying Banks shall be deemed to be five (5) (irrespective of whether or not there are, at any time, any such creditors).

10. **GUARANTEE AND INDEMNITY**

10.1 Each Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to each Lender punctual performance by each Obligor of all of that Obligor's obligations under the Loan Documents;

(b) undertakes with each Lender that whenever an Obligor does not pay any amount when due under or in connection with any Loan Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c) agrees with each Lender that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify each Lender immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Loan Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 9 if the amount claimed had been recoverable on the basis of a guarantee.

10.2 This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by all Obligors under the Loan Documents, regardless of any intermediate payment or discharge in whole or in part.

10.3 If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by the Lender in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Clause 9 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

10.4 The obligations of each Guarantor under this Clause 9 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 9 (without limitation and whether or not known to it or the Lender) including:

(a) any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b) the release of any Obligor or any other person under the terms of any composition or arrangement with any creditor of any Obligor;

(c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e) any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Loan Document including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Loan Document;

(f) any unenforceability, illegality or invalidity of any obligation of any person under any Loan Document; or

(g) any insolvency or similar proceedings.

10.5 Without prejudice to the generality of Clause 9.4, each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Loan Documents and/or any facility or amount made available under any of the Loan Documents for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

10.6 Each Guarantor waives any right it may have of first requiring the Lender (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 9. This waiver applies irrespective of any law or any provision of a Loan Document to the contrary.

10.7 Unless:

(a) all amounts which may be or become payable by the Obligors under the Loan Documents have been irrevocably paid in full or the Lender otherwise direct, no Guarantor will, after a claim has been made or by virtue of any payment by it under this Clause 9:

(i) present claims for the creditor's meeting to the bankruptcy trustee or administrator of, or vote as a creditor of any Obligor that is bankrupt in competition with any of the Lender; or

(ii) receive, claim or have the benefit of any payment from or on account of any Obligor, or exercise any right of set-off against any Obligor.

10.8 Until all amounts which may be or become payable by the Obligors under or in connection with the Loan Documents have been irrevocably paid in full (other than inchoate indemnity and reimbursement obligations) and unless the Lender otherwise direct, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Loan Documents or by reason of any amount being payable, or liability arising, under this Clause 9:

(a) to be indemnified by an Obligor;

(b) to claim any contribution from any other guarantor of any Obligors' obligations under the Loan Documents;

(c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Lender under the Loan Documents or of any other guarantee or security taken pursuant to, or in connection with, the Loan Documents by the Lender;

(d) to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Clause 9.1;

(e) to exercise any right of set-off against any Obligor; and/or

(f) to claim or prove as a creditor of any Obligor in competition with any of the Lender.

10.9 If a Guarantor receives any benefit, payment or distribution in relation to the rights referred to in Clause 9.8 it shall hold that benefit, payment or distribution on trust for the Lender to the extent necessary to enable all amounts which may be or become payable to the Lender by the Obligors under or in connection with the Loan Documents to be repaid in full and shall [***] pay or transfer the same to the Lender or as the Lender may direct.

10.10 Until all amounts which may be or become payable by the Obligors under or in connection with the Loan Documents (other than inchoate indemnity and reimbursement obligations) have been irrevocably paid in full, the Lender (or any trustee or agent on their behalf) may:

(a) refrain from applying or enforcing any other moneys, security or rights held or received by

the Lender (or any trustee or agent on their behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b) hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this Clause 9.10.

10.11 This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Lender.

10.12 If and to the extent that (i) a Swiss Guarantor under a Loan Document guarantees, and/or indemnifies for, and/or secures, obligations other than its own obligations or obligations of one of its direct or indirect subsidiaries (i.e. obligations of a Swiss Guarantor's direct or indirect parent companies (up-stream liabilities) or sister companies (cross-stream liabilities)) (the "**Restricted Obligations**") and (ii) a guarantee payment in fulfilling such obligations would, under Swiss law and practice, constitute a repayment of capital (*Einlagerückgewähr*), a violation of the legally protected reserves (*gesetzlich geschützte Reserven*) or the payment of a (constructive) dividend (*Gewinnausschüttung*) by such Swiss Guarantor or would otherwise be restricted under then applicable Swiss corporate law; such Restricted Obligations (and the amount of any payment in relation thereto) shall from time to time be limited to the amount permitted to be paid under Swiss law and practice, provided that, such limited amount shall at no time be less than the profits and reserves of such Swiss Guarantor available for distribution as dividends at the time or times payment under or pursuant to Clause 10 or otherwise under a Loan Document is requested from such Swiss Guarantor and further provided that this is a requirement under then applicable law and further provided that such limitation (as may apply from time to time or not) shall not (generally or definitively) free such Swiss Guarantor from payment obligations hereunder in excess thereof, but merely postpone the payment date therefor until such times as payment is again permitted notwithstanding such limitation.

10.13 In case a Swiss Guarantor who must make a payment in respect of Restricted Obligations under this Loan Agreement is obliged to withhold Swiss Withholding Tax in respect of such payment, such Swiss Guarantor shall:

(i) procure that such payments can be made without deduction of Swiss Withholding Tax, or with deduction of Swiss Withholding Tax at a reduced rate, by discharging the liability to such tax by notification pursuant to applicable law (including double tax treaties) rather than payment of the tax;

(ii) if the notification procedure pursuant to sub-paragraph (i) above does not apply, deduct Swiss Withholding Tax at the rate of 35% (or such other rate as in force from time to time), or if the notification procedure pursuant to sub-paragraph (i) above applies for a part of the Swiss Withholding Tax only, deduct Swiss Withholding Tax at the reduced rate resulting after the discharge of part of such tax by notification under applicable law, from any payment made by it in respect of Restricted Obligations and [***] pay any such taxes to the Swiss Federal Tax Administration;

(iii) notify the Lender that such notification, or as the case may be, deduction has been made and provide the Lender with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such taxes deducted have been paid to the Swiss Federal Tax Administration;

(iv) in the case of a deduction of Swiss Withholding Tax, use its best efforts to ensure that any person other than the Lender, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment in respect of Restricted Obligations, will, as soon as possible after such deduction:

(A) request a refund of the Swiss Withholding Tax under applicable law (including tax treaties) and pay to the Lender upon receipt any amounts so refunded; or

(B) if the Lender is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment and if requested by the Lender, provide the Lender with those documents that are required by law and applicable tax treaties to be provided by the payer of such tax in order to enable the Lender to prepare a claim for refund of Swiss Withholding Tax.

10.14 If a Swiss Guarantor is obliged to withhold Swiss Withholding Tax in accordance with Clause 10.13, the Lender shall be entitled to further request payment under the guarantee as per this Clause 10 and other indemnity granted to it under this Loan Agreement and apply proceeds therefrom against the Restricted Obligations up to an amount which is equal to that amount which would have been obtained if no withholding of Swiss Withholding Tax were required, whereby such further payments shall always be limited to the maximum amount of the freely

distributable capital of such Swiss Guarantor as set out in Clause 10.12.

10.15 In case the proceeds irrevocably received by the Lender pursuant to Clause 10.13(iv) (refund) and Clause 10.14 (additional enforcements) have the effect that the proceeds received by the Lender exceed the guaranteed obligations, then the Lender shall return such overcompensation (after deduction of any fees and expenses incurred by the Lender in connection with such return, including as a result of currency exposures) to the relevant Swiss Guarantor.

10.16 If and to the extent requested by the Lender and if and to the extent this is from time to time required under Swiss law (restricting profit distributions), in order to allow the Lender to obtain a maximum benefit under the Loan Documents and, in particular, this Clause 10, the Swiss Guarantor and the Borrower shall procure that the Swiss Guarantor will, take all such measures and/or [***] procure the fulfilment of all prerequisites allowing the Swiss Guarantor to [***] perform its obligations and make the (requested) payment(s) thereunder from time to time, including the following:

(i) the preparation of an up-to-date (interim) audited balance sheet of such Swiss Guarantor;

(ii) the confirmation of the auditors of such Swiss Guarantor that the relevant amount represents (the maximum of) freely distributable profits;

(iii) the prompt convening of a meeting of the shareholders of such Swiss Guarantor which will approve the (resulting) profit distribution;

(iv) the conversion of restricted reserves into profits and reserves freely available for the distribution as dividends (to the extent permitted by mandatory Swiss law);

(v) the revaluation of hidden reserves (to the extent permitted by mandatory Swiss law);

(vi) to the extent permitted by applicable law, (A) write up or realise any of its assets shown in its balance sheet with a book value that is significantly lower than the market value of the assets, in case of realisation, however, only if such assets are not necessary for such Swiss Guarantor's business (*nicht betriebsnotwendig*) and/or (B) reduce its share capital; and

(vii) all such other measures necessary or useful to [***] procure the fulfilment of all prerequisites reasonably necessary to allow such Swiss Guarantor to [***] make the payments and perform the obligations agreed hereunder from time to time with a minimum of limitations.

11. EVENTS OF DEFAULT

11.1 An Event of Default occurs if:

11.1.1 the conditions set out in Clause 4.5 (except to the extent waived in writing by the Lender) are not satisfied within [***] of the date of this Loan Agreement unless the period for satisfaction is extended in accordance with Clause 5.2;

11.1.2 any Obligor Company fails to pay when due and payable or (if so payable) on demand any sum payable under any Loan Document or under any document relating to the Loan Documents, unless the failure to pay is caused solely by:

(i) an administrative error or technical problem and payment is made within [***] of its due date; or

(ii) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with this Loan Agreement and which disruption is not caused by, and is beyond the control of, any of the parties and such payment is made within [***] of its due date;

11.1.3 any other breach by any Group Company (as relevant) of any provision of any Loan Document the Warrant Instrument or any document related to the Loan Documents occurs or the Borrower or any other Group Company does not comply with, perform or observe any other obligation accepted or undertaking given by it to the Lender, unless (i) the Lender (at its sole discretion) notifies the Borrower in writing that it is satisfied that the breach has not put any of the security for the Loan immediately at risk and that it considers that the breach is capable of remedy or (ii) such breach is remedied to the satisfaction of the Lender (acting reasonably) within [***] of the relevant Group Company becoming aware of the breach or the Lender notifying the Borrower of such breach;

11.1.4 any representation, warranty or statement made by, or by an officer of, any Group Company in any Loan Document or the Warrant Instrument or in the Drawdown Notice or any other notice or document relating to any Loan Document is incorrect, untrue or misleading in any material respect when it is made or deemed repeated, provided that, no Event of Default shall occur under this clause 11.1.4 where the underlying facts or circumstances giving rise to such misrepresentation are capable of remedy and are remedied to the satisfaction of the Lender (acting reasonably) within [***] of the date of the relevant Group Company becoming aware of the misrepresentation or of the Lender notifying the Borrower of such misrepresentation;

11.1.5 Financial Indebtedness of (x) any Material Group Company in an aggregate amount of [***] or more (or its equivalent) or (y) any non-Material Group Company in an aggregate amount of [***] or more (or its equivalent) (the "**Material Financial Indebtedness**") is not paid when due, any creditor of any Group Company becomes entitled to declare any Material Financial Indebtedness due and payable prior to its specified maturity, any commitment for any Material Financial Indebtedness is cancelled or suspended by a creditor of any Group Company or any event of default occurs in accordance with the terms of such Material Financial Indebtedness or any Security Interest over any of the assets of any Group Company is enforced;

11.1.6 any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Material Group Company;

(ii) a composition, compromise, assignment or arrangement with any creditor of any Material Group Company;

(iii) the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any Material Group Company or any of its assets; or

(iv) enforcement of any Security over any assets of any Material Group Company,

or any analogous procedure or step is taken in any jurisdiction, provided that this clause shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within [***] of commencement;

11.1.7 any Material Group Company shall stop payment or shall be unable to, or shall admit inability to, pay its debts as they fall due, or shall be adjudicated or found insolvent;

11.1.8 Without limiting the generality of Clauses 11.1.6 and 11.1.7, the occurrence of any event or procedure in relation to any Group Company incorporated in Switzerland which is analogous to those listed in the Clauses 11.1.6 and 11.1.7, including, inter alia and without limiting the scope of this Clause 11 *Zahlungsunfähigkeit*" (inability to pay its debts), "*Zahlungseinstellung*" (suspending making payments), or, subject to there being sufficient postponement and subordination of claims (*Rangrücktritt*) to avoid the requirement to notify the court as stipulated in art. 725b para. 4 (1) CO, *Überschuldung*" within the meaning of art. 725b and 820 CO "*Nachlassverfahren*" (composition with creditors) including in particular "*Nachlassstundung*" (moratorium) and proceedings regarding "*Nachlassvertrag*" (composition agreements) and "*Notstundung*" (emergency moratorium), "*Fälligkeitsaufschub*" (postponement of maturity of indebtedness), "*Gesellschaftsrechtliches Moratorium*" (moratorium proceedings), notification of the courts under these provisions and actions for "*Auflösung / Liquidation*" (dissolution/liquidation);

11.1.9   any expropriation, attachment, sequestration, distress or execution (or any analogous process in any jurisdiction) affects any asset or assets of a Material Group Company having an aggregate value of [***] or more (or its equivalent) or more and is not discharged within [***];

11.1.10   the authority or ability of any Material Group Company to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to a Material Group Company or any of its assets;

11.1.11   any Material Group Company ceases, threatens to cease, or suspends carrying on all or a material part of its business except as a result of a Permitted Disposal or a Permitted Transaction;

11.1.12   the auditors of the Group qualify the audited annual consolidated financial statements of the Group on the grounds of inability to continue as a going concern;

11.1.13   (i) any litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency are started or threatened in writing which is reasonably likely to be adversely determined against the relevant member of the Group; or (ii) any judgment or order of a court, arbitral body or agency is made against any member of the Group or its assets, in each case in relation to the Loan Documents or the transactions contemplated by the Loan Documents which have, or has, or are, or is, reasonably likely to cause a Material Adverse Change;

11.1.14   it becomes unlawful or impossible: (i) for the Borrower and/or each Group Company (as relevant) to discharge any liability under the Loan Documents or to comply with any other obligation which the Lender considers material under the Loan Documents; or (ii) for the Lender to exercise or enforce any right under, or to enforce any Security Interest created by the Security Documents, or (iii) the Borrower or any other Group Company repudiates or rescinds a Loan Document, purports to repudiate or rescind a Loan Document or evidences an intention to repudiate or rescind a Loan Document;

11.1.15   subject to the Legal Reservations and the Perfection Requirements, any material provision of the Loan Documents proves to have been or becomes invalid or unenforceable, or any material Security Interest created under the Security Documents ceases to be in full force and effect or any Security Interest created under the Security Documents or any subordination created under the Subordination Agreement ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than the Lender) to be ineffective, provided however that if the Borrower and/or any Group Company proposes replacement security which the Lender accepts, and such replacement security is constituted in a manner acceptable to the Lender within such period of time as the Lender may reasonably require, such event shall cease to constitute an Event of Default;

11.1.16   any event or circumstance occurs which reasonably has caused or is reasonably likely to cause a Material Adverse Change; or

11.1.17   any event of default (howsoever described) specified in the Security Documents shall occur.

11.2   Lender's Rights

On or at any time following the occurrence of any Event of Default which is continuing the Lender may:

11.2.1   serve on the Borrower a notice stating that all obligations of the Lender to the Borrower under this Loan Agreement including (without limitation) the obligation to advance the Loan (or any part thereof) are terminated;

11.2.2   serve on the Borrower a notice stating that, the Loan, all interest and all other amounts accrued, owing or payable under the Loan Documents are immediately due and payable;

11.2.3   serve on the Borrower a notice stating that, the Loan, all interest and all other amounts accrued, owing or payable under the Loan Documents are due and payable on demand;

11.2.4   declare the Security Documents to be enforceable; and/or

11.2.5   take any other action which, as a result of the Event of Default or any notice served under Clauses 11.2.1 or 11.2.2 above, the Lender is entitled to take under the Security Documents or any applicable law.

11.3   End of Lender's Obligations

On the service of a notice under Clause 11.2.1 and/or Clause 11.2.2, all the obligations of the Lender to the Borrower under this Loan Agreement shall terminate.

11.4   Acceleration

On the service of a notice under Clause 11.2.2, the following sums shall become immediately due and payable:

11.4.1 the outstanding principal amount of the Loan;

11.4.2 all accrued and unpaid interest;

11.4.3 in respect of each Tranche, [***];

11.4.4 all unpaid End of Loan Payments;

11.4.5 all unpaid Transaction Fees;

11.4.6 all unpaid fees, costs and expenses; and

11.4.7 all other sums payable by the Borrower to the Lender under the Loan Documents.

11.5 **Waiver of Event of Default**

The Lender, at its sole and absolute discretion, may waive any Default or Event of Default hereunder, prior to or after the event or events giving rise thereto, provided that such waiver may be effected only by written notice provided by the Lender to the Borrower to that effect (and subject further to Clause 17.1); it being understood and acknowledged, that if and so long as no notice of waiver of a Default or an Event of Default was so provided, such Default or Event of Default shall be deemed as having occurred and in effect for all purposes hereunder (subject to the Borrower's right to remedy a Default).

12. **FEES, EXPENSES AND TAXES**

12.1 **Transaction Fee**

12.1.1 The Loan 1 Transaction Fee shall be paid by the Borrower to the Lender upon the date of this Loan Agreement.

12.1.2 The First Loan 2 Transaction Fee shall be paid by the Borrower to the Lender upon Loan 2 becoming available for drawdown by the Borrower.

12.1.3 The Second Loan 2 Transaction Fee shall be paid by the Borrower to the Lender upon the first Drawdown Date of the first Tranche of Loan 2 by way of deduction from the amount advanced to the Borrower.

12.1.4 The First Loan 3 Transaction Fee shall be paid by the Borrower to the Lender upon Loan 3 becoming available for drawdown by the Borrower.

12.1.5 The Second Loan 3 Transaction Fee shall be paid by the Borrower to the Lender upon the first Drawdown Date of Loan 3 by way of deduction from the amount advanced to the Borrower.

12.2 **End of Loan Payments**

The End of Loan Payment shall accrue on the amount of each Tranche and shall be payable in respect of each Tranche on the earlier of: (i) the date on which the Loan is prepaid or otherwise falls due for repayment in full; and (ii) the date on which the final payment by the Borrower in respect of the relevant Tranche is due for payment.

12.3 **Documentary Costs**

12.3.1 The Borrower shall [***] pay to the Lender on the Lender's written demand, the reasonable and documented legal expenses plus all applicable VAT and disbursements incurred by the Lender in connection with:

(i) the negotiation, execution, preparation and perfection of the Loan Documents entered into on or around the date of this Loan Agreement and the transactions contemplated hereby and thereby;

(ii) the negotiation, execution, preparation and perfection of Security Documents after the date of this Loan Agreement and the transactions contemplated thereby;

(iii) any amendment or supplement to the Loan Documents, or any proposal for such an amendment to be made; and

(iv) any consent or waiver by the Lender concerned under or in connection with the Loan Documents or any request by the Borrower for such a consent or waiver.

12.3.2 The Borrower shall [***] pay to the Lender on the Lender's demand, the legal expenses plus applicable VAT (if any) and disbursements incurred by the Lender in connection with any step taken by the Lender with a view to the protection or enforcement of any right or Security Interest created by the Loan Documents.

12.4 **Certain taxes and duties**

12.4.1 The Borrower shall [***] pay any documentary, stamp or other equivalent Tax or duty payable on or by reference to the Loan Documents or any share warrant or local law equivalent, and shall, on the Lender's demand, fully indemnify the Lender against any costs, losses, liabilities and expenses resulting from any failure or delay by the Borrower to pay such a tax.

12.4.2 Where the Borrower is required by the Loan Documents to pay, reimburse or indemnify the Lender for any fee, cost and expense, the Borrower, at the same time as it pays, reimburses or indemnifies (as the case may be) the Lender, shall also pay, reimburse or indemnify such part thereof as represents VAT (if any), save to the extent that the Lender is entitled to a credit or repayment in respect of such VAT from the appropriate Tax authority.

12.4.3 All amounts expressed to be payable under a Loan Document by the Borrower to the Lender which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, if VAT is or becomes chargeable on any supply made by the Lender to the Borrower under a Loan Document and the Lender is required to account to the relevant tax authority for the VAT, the Borrower must pay to the Lender (in addition to and at the same time as paying any other consideration for such supply) the applicable amount of the VAT.

12.5 Liability for Taxes

12.5.1 The Borrower shall make all payments to be made by it without any Tax deduction, unless a Tax deduction is required by law. The Borrower shall [***] upon becoming aware that it must make a Tax deduction (or that there is any change in the rate or the basis of a Tax deduction) notify the Lender.

12.5.2 If the Borrower is required to make any Tax deduction by law from any payment due under the Loan Documents, the payment due from the Borrower shall be increased to an amount which (after making any Tax deduction) leaves an amount equal to the amount which would have been due for payment if no Tax deduction had been required.

12.5.3 If the Borrower is required to make a Tax deduction, the Borrower shall make that Tax deduction and any payment required in connection with that Tax deduction within the time allowed and in the minimum amount required by law.

12.5.4 Within [***] of making either a Tax deduction or any payment required in connection with that Tax deduction, the Borrower shall deliver to the Lender evidence reasonably satisfactory to it that the Tax deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

12.6 Illegality and Increased Costs

12.6.1 If it becomes contrary after the date of this Agreement to any law or regulation for the Lender to make available the Loan Facility or to maintain its obligations to do so or fund the Loan, the Lender shall [***] notify the Borrower whereupon: (i) the Lender's obligations to make the Loan Facility available shall be terminated; and (ii) the Borrower shall be obliged to prepay the Loan either: (a) forthwith; or (b) on a future specified date on or before the latest date permitted by the relevant law or regulation.

12.6.2 If the result of any change in (or in the interpretation, administration or application of), or to the generally accepted interpretation or application of, or the introduction of, any law or regulation is to subject the Lender to any Increased Cost, then: (i) the Lender shall notify the Borrower in writing of such event [***] upon its becoming aware of the same; and (ii) the Borrower shall on demand, made at any time whether or not the Loan has been repaid, pay to the Lender the amount of the

Increased Costs which the Lender has suffered as a result.

13. INDEMNITIES

13.1 Indemnity for Non-Scheduled Payments

Without derogating from, and without prejudice to the Lender's right under, Clause 12, the Borrower shall indemnify the Lender fully on its demand in respect of all expenses, liabilities and losses which are suffered or incurred by the Lender, as a result of or in connection with:

13.1.1 any Tranche not being borrowed on the date specified in the Drawdown Notice for any reason other than a default or negligence by the Lender;

13.1.2 any failure (for whatever reason) by the Borrower to make payment of any amount due under the Loan Documents on the due date or, if so payable, on demand; or

13.1.3 the occurrence and/or continuance of an Event of Default and/or the acceleration of repayment of the Loan under Clause 11.4, and in respect of any Taxes for which the Lender is liable or held liable in connection with any amount paid or payable to the Lender (whether for its own account or otherwise) under the Loan Documents.

13.2 The Borrower shall within [***] of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of funding, or making arrangements to fund, any portion of the Total Loan Facility which is not advanced by the Lender to the Borrower by the end of the Expiry Date, other than by reason of default or negligence by the Lender.

13.3 Third Party Claims Indemnity

The Borrower shall indemnify the Lender fully on its demand in respect of claims, demands, proceedings, liabilities, taxes, losses and expenses of every kind, including without limitation legal fees and expenses ("liability items") which may be made or brought against, or incurred by, the Lender, in any country, in relation to:

13.3.1 any action lawfully taken, or omitted or neglected to be taken, under or in connection with the Loan Documents by the Lender or by any receiver appointed under the Security Documents after the occurrence of any Event of Default; and

13.3.2 any breach or inaccuracy of any of the representations and warranties contained in Clause 8 or in the Security Documents or any breach of any undertaking contained in Clause 9 or elsewhere in the Loan Documents.

14. **RISK AND INSURANCE**

14.1 All risk of loss, theft and damage of and to the Charged Assets from any cause whatsoever shall be the risk of the Borrower, and no such event shall relieve the Borrower of any obligation under a Drawdown Notice.

14.2 The Borrower shall:

14.2.1 bear all risk of loss of or damage to the Charged Assets whether insured against or not;

14.2.2 comply with its obligations in clause 9.1.22;

14.2.3 in respect of any insurance policy taken out by a member of the Group (other than third party liability insurance policy and insurance policies in favour of directors, officers and/or employees), if the Lender so requests, use commercially reasonable efforts to procure that, within [***] of such request, the Lender and, if the Lender so requests, any Affiliates of the Lender are additionally insured and that the interest of the Lender is noted under the policy and that the Lender is loss payee;

14.2.4 upon request produce to the Lender the relevant insurance policy and all premium receipts;

14.2.5 [***] notify the Lender of any event which may give rise to a claim under an insurance policy and upon request following an Event of Default which is continuing, irrevocably appoint the Lender to be its sole agent to negotiate agree or compromise such claim; and

14.2.6 upon request assign by way of security, or following the occurrence of an Event of Default which is continuing, a complete assignment to the Lender the Borrower's rights under the relevant insurance policy and irrevocably appoint the Lender to institute any necessary proceedings.

15. **RELEASE OF SECURITY**

Subject to the terms of this Loan Agreement and the Security Documents (including the making of all payments hereunder and thereunder, including the final End of Loan Payment and expiry of the Security Period), the Lender shall take appropriate action, at the cost of the Borrower, to release the Security Interests created under the Security Documents over the Charged Assets.

16. **NOTICES**

16.1 Any notice, demand or other communication ("**Notice**") to be given by any Party under, or in connection with, this Loan Agreement shall be in writing and signed by or on behalf of the Party giving it. Any Notice shall be served by sending it by email to the address set out in Clause 16.2, or delivering it by hand or by pre-paid first class post to the address set out in Clause 16.2 and in each case marked for the attention of the relevant Party set out in Clause 16.2 (or as otherwise notified from time to time in accordance with the provisions of this Clause 16). Any Notice so served by email, post or hand shall be deemed to have been duly given or made as follows:

16.1.1 if sent by email, at the time of transmission; or

16.1.2 in the case of delivery by hand, when delivered, or

16.1.3 in the case of delivery by first class post, on the second Business Day after posting,

provided that in each case where delivery by hand occurs after 5pm on a Business Day (local time in the place of receipt) or on a day which is not a Business Day, service shall be deemed to occur at 9am on the next following Business Day (local time in the place of receipt).

References to time in this Clause are to local time in the country of the addressee.

16.2 The addresses and email addresses of the Parties for the purpose of Clause 16 are as follows:

16.2.1 **Lender**:

[***]

and:

Lender's law firm: **Orrick, Herrington & Sutcliffe (UK) LLP**

Address: 107 Cheapside, London, EC2V 6DN

For the attention of: Mae Morter

Email: [***]

16.2.2 **Borrower**:

Address Oculis Holding AG, Bahnhofstrasse 7, 6300 Zug, Switzerland

For the attention of: Riad Sherif, CEO, and Sylvia Cheung, CFO

Email: [***]

16.3 A Party may notify the other Party to this Loan Agreement of a change to its name, relevant addressee, address or email address for the purposes of this Clause 16, provided that such notice shall only be effective on:

16.3.1 the date specified in the notification as the date on which the change is to take place; or

16.3.2 if no date is specified or the date specified is less than [***] after the date on which notice is given, the date following [***] after notice of any change has been given.

16.4 In proving service it shall be sufficient to prove that the envelope containing such notice was properly addressed and sent or delivered to the address shown thereon or that the facsimile transmission was made and a facsimile confirmation report was received, as the case may be.

17. **GENERAL**

17.1 All indemnities contained in this Loan Agreement or in the Drawdown Notices or other documents delivered pursuant hereto or in connection herewith and continuing, shall survive and remain binding following the expiration, cancellation or other termination of this Loan Agreement and/or the Drawdown Notice.

17.2 If the Borrower shall fail to perform any of its obligations under any Drawdown Notice duly and [***], the Lender may, at its option and at any time, perform the same without waiving any default on the part of the Borrower, or any of the Lender's rights. The Borrower shall reimburse the Lender, within [***] after notice thereof is given to the Borrower, for all expenses and liabilities incurred by the Lender in the performance of the Borrower's obligations.

17.3 No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy hereunder shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise, or the exercise of any other right or remedy. The rights and remedies provided in this Loan Agreement are cumulative and not exclusive of any rights or remedies provided by law or in equity. Waiver by the Lender of any default shall not constitute waiver of any other default.

17.4 Following the occurrence of an Event of Default which is continuing, the Lender may set off any matured obligation due from the Borrower or any other Group Company under the Loan Documents against any matured obligation owed by the Lender to that party, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

17.5 The Borrower may not assign or transfer its rights, benefits or obligations under this Loan Agreement.

17.6 The Lender shall have the right, in its sole discretion:

17.6.1 to assign, transfer and sell, its rights under the Loan Documents and/or one or more Drawdown Notices to any third party (an "**Assignee**"), with the prior written consent of the Borrower in case the Assignee is a Swiss Non-Qualifying Bank, which consent may only be withheld in case the assignment, transfer and sale to that Assignee (y) would result in a breach of the Swiss Non-Bank

Rules or (z) if the Borrower has not been presented with a written confirmation of the Swiss Federal Tax Administration (in form and substance satisfactory to the Borrower) as to how many Swiss Non-Qualifying Banks such Assignee counts for the purpose of the Swiss Non-Bank Rules and provided that no consent from the Borrower shall be needed in case an Event of Default has occurred which is continuing. Unless an Event of Default has occurred which is continuing, the Lender shall not assign or transfer its rights, benefits and obligations under this Loan Agreement to (i) any competitor of the Group or (ii) a Distressed Fund. The Lender may act as an agent for any Assignee in accepting any Drawdown Notice. The Borrower agrees that if it receives notice from the Lender that it is to make payments under this Loan Agreement and/or any Drawdown Notice to such Assignee rather than to the Lender, or that any of its other obligations under the relevant Drawdown Notice are to be owed to the named Assignee, the Borrower shall comply with any such notice. Subject to the foregoing, this Loan Agreement and each Drawdown Notice inures to the benefit of, and is binding upon, the successors and assigns of the Lender; and

17.6.2 to pledge, grant a Security Interest in or otherwise encumber its rights under the Loan Documents and/or one or more Drawdown Notices to any third party provided that any such pledge or grant of Security Interest shall provide that, upon any enforcement thereof, any resulting assignment, transfer or sub-participation of any such rights under the Loan Documents shall be made in accordance with Clause 17.6.1.

17.7 Without prejudice to any assignment or transfer permitted pursuant to Clause 17.6, the Lender shall not enter into any arrangement with another person under which the Lender substantially transfers its exposure under this Loan Agreement to that other person, unless under such arrangement throughout the life of such arrangement (i) the relationship between the Lender and that other person is that of a debtor and creditor (including in the bankruptcy or similar event of the Lender or a Borrower); (ii) the other person will have no proprietary interest in the benefit of this Loan Agreement or in any monies received by the Lender under or in relation to this Loan Agreement; and (iii) the other person will under no circumstances (other than permitted transfers and assignments under Clause 17.6) (y) be subrogated to, or substituted in respect of, the Lender's claims under this Loan Agreement; and (z) have otherwise any contractual relationship with, or rights against, the Borrower under or in relation to this Loan Agreement.

17.8 The Lender agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clauses 17.9 to 17.11, and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

17.9 The Lender may disclose:

17.9.1 to any of its officers, directors, employees, professional advisers, auditors and Representatives such Confidential Information as the Lender shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this Clause is bound by obligations to maintain the confidentiality of the information and is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

17.9.2 to any person appointed by the Lender or by a person to whom Clause 15.10.1 or 15.10.2 applies to provide administration or settlement services (including sustainability service providers, valuation advisors, custodians and depositaries) in respect of one or more of the Loan Documents such Confidential Information as may be required to be disclosed to enable such service provider to provide services if the service provider to whom the Confidential Information is to be given has entered into a Loan Market Association form of confidentiality agreement or other form of confidentiality undertaking agreed between the Borrower and Lender; and

17.9.3 to any rating agency (including its professional advisers) such Confidential Information bound by obligations to maintain the confidentiality of the information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Loan Documents and/or the Group Companies.

17.10 The Lender may additionally disclose to any person:

17.10.1 to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under the Loan Documents and to any of that person's Affiliates, Related Funds, Representatives and professional advisers, in each case bound by obligations to maintain the confidentiality of the information;

17.10.2 with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Loan Document and/or one or more Group Company and to any of that person's Affiliates, Related Funds, Representatives and professional advisers, in each case bound by obligations to maintain the confidentiality of the information;

17.10.3 appointed by the Lender or by a person to whom Clause 15.10.1 or 15.10.2 applies to

receive communications, notices, information or documents delivered pursuant to the Loan Documents on its behalf, in each case bound by obligations to maintain the confidentiality of the information;

17.10.4 who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in Clause 15.10.1 or 15.10.2 or leverage providers, in each case bound by obligations to maintain the confidentiality of the information;

17.10.5 to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

17.10.6 to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

17.10.7 party to the Loan Documents; or

17.10.8 with the consent of the Borrower,

in each case, such Confidential Information as the Lender shall consider appropriate if: (i) in relation to Clauses 17.10.1 to 17.10.3, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information; (ii) in relation to Clause 17.10.4, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information; and (iii) in relation to Clauses 17.10.5 and 17.10.6, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Lender, it is not practicable so to do in the circumstances.

17.11 The Lender may disclose to any national or international numbering service provider appointed by it to provide identification numbering services in respect of this Loan Agreement, the Loans and/or one or more Group Company the following information:

17.11.1 the names, country of domicile and place of incorporation of the Group Companies;

17.11.2 the date of this Loan Agreement (and any amendment and restatement agreement);

17.11.3 the governing law and jurisdiction of this Loan Agreement;

17.11.4 the amount, currencies, types, ranking and term of the Loans;

17.11.5 changes to any of the information previously supplied pursuant to the above; and

17.11.6 such other information agreed between the Lender and the Borrower,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

17.12 The Parties acknowledge and agree that each identification number assigned to this Loan Agreement, the Loans and/or one or more Group Companies by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

17.13 The Borrower shall keep confidential the terms of this Loan Agreement except:

17.13.1 as may be required by law, a court of competent jurisdiction or any governmental or regulatory authority, including pursuant to the rules of the U.S. Securities and Exchange Commission and any stock exchange on which the Borrower's securities are traded;

17.13.2 to any of its officers, directors, employees, professional advisers, auditors and Representatives, such Confidential Information as the Borrower shall consider necessary to receive the Confidential Information, provided that the recipient is bound by obligations to maintain the confidentiality of the information and is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

17.13.3 as may be required to be disclosed to auditors, external accountants and financial advisers;

17.13.4 [***]

17.13.5 to the extent the relevant information is already in the public domain through no fault of the Borrower; and

17.13.6 for the avoidance of doubt, this clause 17.13 shall not prevent any Group Company from disclosing any financial information or financial statements with respect to the Group to any person in the ordinary course of its business.

17.14 If, at any time, any provision herein is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

17.15 A person who is not a party to this Loan Agreement has no right under the Contract (Rights of Third Parties) Act 1999 to enforce or enjoy the benefits of this Loan Agreement.

17.16 This Loan Agreement, together with the Security Documents, constitute the entire agreement between the Parties with respect to the subject matter hereof. This Loan Agreement may not be modified except in writing executed by the Lender and the Borrower. No supplier or agent of the Lender is authorised to bind the Lender or to waive or modify any term of this Loan Agreement.

17.17 In any litigation or arbitration proceedings arising out of or in connection with a Loan Document, the entries made in the accounts maintained by the Lender are *prima facie* evidence of the matters to which they relate.

17.18 Any certification or determination by the Lender of a rate or amount under any Loan Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

17.19 This Loan Agreement may be executed in counterparts (including facsimile and .pdf copies), each of which shall be an original, but all such counterparts shall together constitute one and the same instrument.

17.20 Each Obligor by its execution of this Loan Agreement or an Accession Deed irrevocably appoints the Borrower (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Loan Documents and irrevocably authorises:

17.20.1 the Borrower on its behalf to supply all information concerning itself contemplated by this Loan Agreement to the Lender and to give all notices and instructions (including, in the case of a Borrower, Drawdown Notices), to execute on its behalf any Accession Deed, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

17.20.2 the Lender to give any notice, demand or other communication to that Obligor pursuant to the Loan Documents to the Borrower,

and in each case that Obligor shall be bound as though that Obligor itself had given the notices and instructions (including, without limitation, any Drawdown Notices) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication. For all purposes of the Loan Documents, including for the purpose of this Clause 17.20 each Swiss Obligor unconditionally releases the Borrower from any restriction on self-contracting (*Selbstkontrahieren*) and/or double representation (*Doppelvertretung*) under Swiss law, both of which are herewith explicitly approved by each Swiss Obligor.

17.21 Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Borrower or given to the Borrower under any Loan Document on behalf of another Obligor or in connection with any Loan Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Loan Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Borrower and any other Borrower, those of the Borrower shall prevail.

17.22 The words "execution", "signed", "signature" and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature or the use of paper-based recordkeeping systems, as the case may be, to the extent and as provided for in any applicable law.

17.23 This Loan Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law. The courts of England sitting in London have exclusive jurisdiction to settle any dispute arising out of or in connection with this Loan Agreement (including a dispute relating to the existence, validity or termination of this Loan Agreement or any

non-contractual obligation arising out of or in connection with this Loan Agreement (a "**Dispute**"). The Parties to this Loan Agreement agree that the courts of England sitting in London are the most appropriate and convenient courts to settle Disputes and accordingly no Party to this Loan Agreement will argue to the contrary. This Clause 17.23 is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.

17.24 Without prejudice to any other mode of service allowed under any relevant law, the Borrower:

17.24.1 represents and warrants to the Lender that it has appointed Law Debenture as its agent for service of process in relation to any proceedings before the English courts in connection with the Loan Documents and agrees to maintain such appointment at all times during the Security Period (and [***] provide evidence, on request of the Lender, that such appointment is made and is continuing);

17.24.2 agrees that any change of address of the agent for service of process has to be [***] notified and that, unless and until the Lender is notified of any change of address, service shall be effected on the address most recently provided to the Lender;

17.24.3 agrees that service by means of leaving any court process at the office of the agent for service of process or the sending of it by first class post is good and valid service and will not claim otherwise; and

17.24.4 agrees that failure by an agent for service of process to notify the Borrower of the process will not invalidate the service of proceedings concerned.

SCHEDULE A

ORIGINAL GUARANTORS

Name	Company Number	Registered office
OCULIS HOLDING AG	CHE-396.695.611	Bahnhofstrasse 7, 6300 Zug, Switzerland
Oculis Operations Sàrl	CHE-284.087.350	EPFL Innovation Park, Bâtiment D, 1015 Lausanne, Switzerland

SCHEDULE B

FORM OF DRAWDOWN NOTICE

DRAWDOWN NOTICE

Drawdown

No. [●]

dated   **202[●]**

between

KREOS CAPITAL VII (UK) LIMITED   **OCULIS HOLDING AG**
the ("**Lender**")   the ("**Borrower**")

This Drawdown Notice forms a Schedule to a loan agreement made between the Lender and the Borrower dated [●] 2024 (the "**Loan Agreement**").

The Lender has granted the Borrower a loan facility pursuant to the terms and conditions set out in the Loan Agreement and attached Schedules.

Words and expressions in this Drawdown Notice shall have the same meanings as in the Loan Agreement.

PART 1

Loan Details

Total Loan Facility	Euro Equivalent of CHF 50,000,000
Loan Facility	[Loan 1 / Loan 2 / Loan 3]
Amount of Loan Facility to be drawn down pursuant to this Drawdown Notice	[●]
Loan Term	The Interest Only Period followed by thirty (30) monthly payments of principal and interest
Bank Account Details for remittance of funds	[*Include details of Drawdown Account.*]
Drawdown Date (*which shall be a date no later than the Expiry Date*)	[●] 202[●]

Repayment Schedule – Please see Part 2

We confirm that:

(a)   the Repeating Representations made by us in the Loan Agreement are true and accurate in all material respects on the date of this Drawdown Notice as if made on such date;

(b)   no Default has occurred and is continuing or would result from the delivery of this Drawdown Notice; and

(c)   the LTV does not exceed [***] on the date of this Drawdown Notice.

This Drawdown Notice is irrevocable.

for and on behalf of

OCULIS HOLDING AG

Authorised Signatory..................   Authorised Signatory..................

Name ....   Name ....

Dated [●] 202[●]   Dated [●] 202[●]

PART 2

Repayment Schedule

[***]

SCHEDULE C

INITIAL SECURITY AND GUARANTEE DOCUMENTS

[***]

SCHEDULE D

PRODUCT

[***]

Duly executed by the Parties on the date first set out on the first page of this Loan Agreement.

BORROWER

Signed

For and on behalf of
OCULIS HOLDING AG
Authorised signatory

/s/ Riad Sherif
Name: Riad Sherif
Title: CEO

/s/ Sylvia Cheung

Name: Sylvia Cheung
Title: CFO

ORIGINAL GUARANTORS

Signed

For and on behalf of
OCULIS HOLDING AG
Authorised signatory

/s/ Riad Sherif

Name: Riad Sherif
Title: CEO

/s/ Sylvia Cheung

Name: Sylvia Cheung
Title: CFO

Signed

For and on behalf of
OCULIS OPERATIONS SÀRL
Authorised signatory

/s/ Riad Sherif
Name:Riad Sherif
Title: CEO

/s/ Sylvia Cheung

Name: Sylvia Cheung
Title: CFO

LENDER

Signed

For and on behalf of
KREOS CAPITAL VII (UK) LIMITED
Authorised signatory

/s/ Aris Constantinides

Name: Aris Constantinides

Director